SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 3 of 5
Page 29

Financial supplement

Page
A Income & expenses	30
B IFRS financial statements and notes	35
C Capital & liquidity	89
D Analysis of assets	99
E VNB & Sales analysis	121
F MCEV financial statements and notes	127

In this section
A Income & expenses	30
Reconciliation of Group operating profit to profit after tax - IFRS basis	30
A1 Other operations	31
A2 Corporate centre	31
A3 Group debt costs and other interest	31
A4 Life business: Investment return variances and economic assumption changes	32
A5 Non-life business: Short-term fluctuation in return on investments	33
A6 General insurance and health business: Economic assumption changes	34
A7 Impairment of goodwill, associates, joint ventures and other amounts expensed	34
A8 Profit/loss on the disposal and re-measurement of subsidiaries, joint ventures and associates	34
A9 Exceptional items	34

Reconciliation of Group operating profit to profit after tax - IFRS basis

For the year ended 31 December 2014

	2014 £m		2013 £m
	Continuing Operations	Continuing Operations	Discontinued Operations1
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	1,039	952	-
Europe	852	851	-
Asia	87	96	-
Other	1	2	272
Total life business	1,979	1,901	272
General insurance and health
United Kingdom & Ireland	499	489	-
Europe	113	112	-
Canada	189	246	-
Asia	(2)	1	-
Other	9	(51)	-
Total general insurance and health	808	797	-
Fund management
Aviva Investors	79	68	31
United Kingdom	6	23	-
Asia	1	2	-
Total fund management	86	93	31
Other
Other operations (note A1)	(105)	(90)	(4)
Market operating profit	2,768	2,701	299
Corporate centre (note A2)	(132)	(150)	-
Group debt costs and other interest (note A3)	(463)	(502)	(9)
Operating profit before tax attributable to shareholders' profits	2,173	2,049	290
Integration and restructuring costs	(140)	(363)	(3)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	2,033	1,686	287
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business (note A4)	72	(49)	452
Short-term fluctuation in return on investments backing non-long-term business (note A5)	261	(336)	-
Economic assumption changes on general insurance and health business (note A6)	(145)	33	-
Impairment of goodwill, joint ventures and associates and other amounts expensed (note A7)	(24)	(77)	-
Amortisation and impairment of intangibles	(90)	(91)	(9)
Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates (note A8)	174	115	808
Non-operating items before tax	248	(405)	1,251
Profit before tax attributable to shareholders' profits	2,281	1,281	1,538
Tax on operating profit	(561)	(534)	(83)
Tax on other activities	(40)	131	(182)
	(601)	(403)	(265)
Profit after tax	1,680	878	1,273
Profit from discontinued operations	58	1,273
Profit for the year	1,738	2,151

1 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) up until the date of disposal (2 October 2013).

Other Group Operating Profit Items

A1 - Other operations

	2014 £m	2013 £m
United Kingdom & Ireland Life	(4)	(14)
United Kingdom & Ireland General Insurance	4	(6)
Europe	(26)	(17)
Asia	(8)	(12)
Other Group operations1	(71)	(41)
Total - continuing operations	(105)	(90)
Total - discontinued operations	-	(4)
Total	(105)	(94)

1 Other Group operations include Group and head office costs.

Other operations relate to non insurance activities and primarily include costs associated with our Group and regional head offices, pension schemes expenses, as well as non insurance income. Total costs in relation to non insurance activities have increased by £11 million to £105 million (FY13: £94 million), mainly driven by 'Other Group operations' partly offset by improvements in the United Kingdom and Ireland.
      In 2013 we found evidence of improper allocation of trades in fixed income securities in Aviva Investors. In the 2013 result, there was a total adverse impact on operating profit from this activity of £132 million reflecting compensation expected to be claimed in respect of these breaches and other associated costs. These amounts are shown in operating profit in 'Other Group operations'.
      Within the 2013 result, this was more than offset by the gain of £145 million relating to the Ireland pension scheme curtailment gain.
      In February 2015, Aviva Investors reached a settlement with the FCA for certain systems and controls failings that happened between August 2005 to June 2013 and agreed to pay a fine of £17.6 million. Provision for this expected cost was made at the year end and is fully reflected within the 'Other operations' FY14 result.
      Excluding these one-offs, 'Other Group operations' costs in relation to non insurance activities of £53 million (FY13: costs of £54 million) were broadly stable.

A2 - Corporate centre

	2014 £m	2013 £m
Project spend	(9)	(27)
Central spend and share award costs	(123)	(123)
Total	(132)	(150)

A3 - Group debt costs and other interest

	2014 £m	2013 £m
External debt
Subordinated debt	(289)	(305)
Other	(21)	(23)
Total external debt	(310)	(328)
Internal lending arrangements	(186)	(231)
Net finance income on main UK pension scheme	33	57
Total - continuing operations	(463)	(502)
Total - discontinued operations	-	(9)
Total	(463)	(511)

Non-operating profit items

A4 - Life Business: Investment variances and economic assumption changes

(a) Definitions
Operating profit for life business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility
The investment variances and economic assumption changes excluded from the life operating profit are as follows:

Life business	2014 £m	2013 £m
Investment variances and economic assumptions - continuing operations	72	(49)
Investment variances and economic assumptions - discontinued operations	-	452
Investment variances and economic assumptions	72	403

For continuing operations, investment variances were £72 million positive (2013: £49 million negative) mainly driven by lower risk free rates and narrowing credit spreads on government and corporate bonds in Italy and Spain. Adverse variances in the UK were due to the adverse impact of falling reinvestment yields net of improved underlying property values on commercial mortgages partly offset by a change to the model used to value certain equity release assets and the consequential impact on the liabilities that they back.
      In 2013, for continuing operations, positive variances from narrowing spreads in Italy and Spain were offset by an increase in allowance for credit defaults in the UK.
      Discontinued operations represent the US business disposed of in 2013, which benefitted from favourable equity market performance on embedded derivatives in 2013.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
      The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

	Equities		Properties
	2014%	2013%	2014%	2013%
United Kingdom	6.6%	5.4%	5.1%	3.9%
Eurozone	5.7%	5.1%	4.2%	3.6%

The expected return on equities and properties has been calculated by reference to the opening 10 year swap rate in the relevant currency plus an appropriate risk margin. These are the same assumptions as are used under MCEV principles to calculate the longer-term investment return for the Group's life business.
      For fixed interest securities classified as fair value through profit or loss, the expected investment returns are based on average prospective yields for the actual assets held less an adjustment for credit risks; this includes an adjustment for credit risk on all Eurozone sovereign debt. Where such securities are classified as available for sale, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

A5 - Non-life business: Short-term fluctuation in return on investments

General Insurance and health - continuing operations	2014 £m	2013 £m
Analysis of investment income:
- Net investment income	666	349
- Foreign exchange gains/losses and other charges	(8)	(35)
	658	314

- Longer-term investment return, reported within operating profit	477	557
- Short-term fluctuations in investment return, reported outside operating profit	181	(243)
	658	314
Short-term fluctuations:
- General insurance and health	181	(243)
- Other operations1	80	(93)
Total short-term fluctuations	261	(336)

1    For 2014 represents short-term fluctuations on assets backing non-life business in Group centre investments, including the centre hedging programme.  For 2013 represents short-term fluctuations on assets backing non-life business in the France holding company and Group centre investments, including the centre hedging programme.

The longer-term investment return is calculated separately for each principal non-life business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the year. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities.
      Market value movements which give rise to variances between actual and longer-term investment returns are disclosed separately in short term fluctuations outside operating profit.
      Following the corporate restructure in 2013, the impact of realised and unrealised gains and losses on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and foreign exchange movements, is now included in short-term fluctuations on other operations instead of general insurance and health.
      The favourable movement in short-term fluctuation during 2014 compared with 2013 is mainly due to a decrease in risk free rates increasing fixed income security market values and other market movements impacting Group centre investments and the centre hedging programme.
      The total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	2014 £m	Restated2 2013 £m
Debt securities	10,858	10,105
Equity securities	251	339
Properties	223	140
Cash and cash equivalents	1,300	1,982
Other3	3,767	5,435
Assets supporting general insurance and health business	16,399	18,001
Assets supporting other non-long term business1	562	695
Total assets supporting non-long term business	16,961	18,696

1    For 2014 represents assets backing non-life business in Group centre investments, including the centre hedging programme.  For 2013 represents assets backing non-life business in the France holding company and Group centre investments, including the centre hedging programme.

2. Restated following adoption of amendments to 'IAS32: Financial Instruments: Presentation'. Refer to note B1 for further information.
3 Includes the internal loan.

The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return on equities		Longer-term rates of return on property
	2014%	2013%	2014%	2013%
United Kingdom	6.6%	5.4%	5.1%	3.9%
Eurozone	5.7%	5.1%	4.2%	3.6%
Canada	6.8%	5.8%	5.3%	4.3%

The underlying reference rates are shown in F2 within the MCEV financial supplement.

A6 - General insurance and health business: Economic assumption changes

Economic assumption changes of £145 million adverse (FY13: £33 million favourable) arise mainly as a result of a decrease in the swap rates used to discount latent claims reserves and periodic payment orders.

A7 - Impairment of goodwill, associates, joint ventures and other amounts expensed

Impairment of goodwill, joint ventures and associates from continuing operations is a charge of £24 million (FY13: £77 million charge) as management determined that the goodwill held in respect of the associate in India is not recoverable.

A8 - Profit/loss on the disposal and re-measurement of subsidiaries, joint ventures and associates

The total Group profit on disposal and re-measurement of subsidiaries, joint ventures and associates from continuing operations is £174 million (FY13: £115 million profit).
      This includes profits on the disposals of US equity manager River Road Asset Management (£35 million), the Spanish long-term business CxG (£132 million) and the Group's South Korean business Woori Aviva Life Insurance Co. Ltd (£2 million). A gain of £15 million was also recognised on the sale of shares in the Turkey Life business initial public offering. This is partly offset by a loss on the disposal of the Italian long-term business Eurovita (£6 million) and the Turkey general insurance business (£16 million). Additionally, a net gain of £12 million was recognised on re-measurement and disposals of other small operations.
      Profit on the disposal of subsidiaries relating to discontinued operations is £58 million (FY13: £808 million). Further detail is provided in note B5.

A9 - Exceptional items

Exceptional items are those items that, in the Directors' view, are required to be separately disclosed by virtue of their nature or incidence to enable a full understanding of the Group's financial performance. Exceptional items for FY14 were £nil (FY13: £nil).

IFRS financial statements

Consolidated income statement
For the year ended 31 December 2014

		2014 £m	2013 £m
	Note	Continuing operations	Continuing operations	Discontinued operations1
Income
Gross written premiums		21,670	22,035	1,589
Premiums ceded to reinsurers		(1,614)	(1,546)	(100)
Premiums written net of reinsurance		20,056	20,489	1,489
Net change in provision for unearned premiums		1	134	-
Net earned premiums		20,057	20,623	1,489
Fee and commission income		1,230	1,279	28
Net investment income		21,889	12,509	2,340
Share of profit after tax of joint ventures and associates		147	120	-
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates		174	115	808
		43,497	34,646	4,665
Expenses
Claims and benefits paid, net of recoveries from reinsurers		(19,474)	(22,093)	(2,037)
Change in insurance liabilities, net of reinsurance		(5,570)	2,493	(312)
Change in investment contract provisions		(6,518)	(7,050)	(31)
Change in unallocated divisible surplus		(3,364)	280	-
Fee and commission expense		(3,389)	(3,975)	(438)
Other expenses		(1,979)	(2,220)	(293)
Finance costs		(540)	(609)	(16)
		(40,834)	(33,174)	(3,127)
Profit before tax		2,663	1,472	1,538
Tax attributable to policyholders' returns	B7	(382)	(191)	-
Profit before tax attributable to shareholders' profits		2,281	1,281	1,538
Tax expense	B7	(983)	(594)	(265)
Less: tax attributable to policyholders' returns	B7	382	191	-
Tax attributable to shareholders' profits		(601)	(403)	(265)
Profit after tax		1,680	878	1,273
Profit from discontinued operations		58	1,273
Profit for the year		1,738	2,151

Attributable to:
Equity shareholders of Aviva plc		1,569	2,008
Non-controlling interests		169	143
Profit for the year		1,738	2,151
Earnings per share	B8
Basic (pence per share)		50.4p	65.3p
Diluted (pence per share)		49.6p	64.5p

Continuing operations - Basic (pence per share)		48.4p	22.0p
Continuing operations - Diluted (pence per share)		47.7p	21.8p

1 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). See note B5 for further details.

Consolidated statement of comprehensive income
For the year ended 31 December 2014

	2014 £m	2013 £m
Profit for the year from continuing operations	1,680	878
Profit for the year from discontinued operations1	58	1,273
Total profit for the year	1,738	2,151

Other comprehensive income from continuing operations:
Items that may be reclassified subsequently to income statement
Investments classified as available for sale
Fair value gains	62	19
Fair value (losses)/gains transferred to profit on disposals	(7)	1
Share of other comprehensive income of joint ventures and associates	22	(37)
Foreign exchange rate movements	(396)	(35)
Aggregate tax effect - shareholder tax on items that may be reclassified into profit or loss	(9)	(14)

Items that will not be reclassified to income statement
Owner-occupied properties - fair value gains/(losses)	7	(2)
Remeasurements of pension schemes	1,662	(674)
Aggregate tax effect - shareholder tax on items that will not be reclassified into profit or loss	(347)	125
Other comprehensive income, net of tax from continuing operations	994	(617)
Other comprehensive income, net of tax from discontinued operations1	-	(319)
Total other comprehensive income, net of tax	994	(936)
Total comprehensive income for the year from continuing operations	2,674	261
Total comprehensive income for the year from discontinued operations1	58	954
Total comprehensive income for the year	2,732	1,215

Attributable to:
Equity shareholders of Aviva plc	2,642	1,038
Non-controlling interests	90	177
	2,732	1,215

1 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). See note B5 for further details.

Consolidated statement of changes in equity
For the year ended 31 December 2014

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Other Reserves £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and fixed rate tier 1 notes £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	736	200	1,165	3,271	(31)	475	2,348	8,164	1,382	1,471	11,017
Profit for the year	-	-	-	-	-	-	1,569	1,569	-	169	1,738
Other comprehensive income	-	-	-	-	-	(242)	1,315	1,073	-	(79)	994
Total comprehensive income for the year	-	-	-	-	-	(242)	2,884	2,642	-	90	2,732
Owner-occupied properties fair value gains transferred to retained earnings on disposals	-	-	-	-	-	(2)	2	-	-	-	-
Dividends and appropriations	-	-	-	-	-	-	(551)	(551)	-	-	(551)
Non-controlling interests share of dividends declared in the year	-	-	-	-	-	-	-	-	-	(189)	(189)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	-	-	-	-	-	(13)	2	(11)	-	-	(11)
Changes in non-controlling interests in subsidiaries	-	-	-	-	-	-	(36)	(36)	-	(206)	(242)
Shares distributed by employee trusts	-	-	-	-	23	-	(18)	5	-	-	5
Reserves credit for equity compensation plans	-	-	-	-	-	39	-	39	-	-	39
Shares issued under equity compensation plans	1	-	7	-	-	(28)	24	4	-	-	4
Aggregate tax effect - shareholder tax	-	-	-	-	-	-	19	19	-	-	19
Redemption of direct capital instrument1	-	-	-	-	-	-	(57)	(57)	(490)	-	(547)
Balance at 31 December	737	200	1,172	3,271	(8)	229	4,617	10,218	892	1,166	12,276

1 £57 million relates to the foreign exchange loss on redemption of €700 million direct capital instrument on 28 November 2014. See Note B20 for further detail.

For the year ended 31 December 2013

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Other Reserves £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and fixed rate tier 1 notes £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	736	200	1,165	3,271	(32)	1,675	1,389	8,404	1,382	1,574	11,360
Profit for the year	-	-	-	-	-	-	2,008	2,008	-	143	2,151
Other comprehensive income	-	-	-	-	-	(421)	(549)	(970)	-	34	(936)
Total comprehensive income for the year	-	-	-	-	-	(421)	1,459	1,038	-	177	1,215
Dividends and appropriations	-	-	-	-	-	-	(538)	(538)	-	-	(538)
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	1	1
Non-controlling interests share of dividends declared in the year	-	-	-	-	-	-	-	-	-	(134)	(134)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	-	-	-	-	-	(803)	1	(802)	-	-	(802)
Changes in non-controlling interests in subsidiaries	-	-	-	-	-	-	-	-	-	(147)	(147)
Shares acquired by employee trusts	-	-	-	-	(32)	-	-	(32)	-	-	(32)
Shares distributed by employee trusts	-	-	-	-	33	-	(28)	5	-	-	5
Reserves credit for equity compensation plans	-	-	-	-	-	37	-	37	-	-	37
Shares issued under equity compensation plans	-	-	-	-	-	(43)	43	-	-	-	-
Aggregate tax effect - shareholder tax	-	-	-	-	-	30	22	52	-	-	52
Balance at 31 December	736	200	1,165	3,271	(31)	475	2,348	8,164	1,382	1,471	11,017

Consolidated statement of financial position
As at 31 December 2014

	Note	2014 £m	Restated1 2013 £m	Restated1 2012 £m
Assets
Goodwill		1,302	1,476	1,520
Acquired value of in-force business and intangible assets		1,028	1,068	1,084
Interests in, and loans to, joint ventures		1,140	1,200	1,390
Interests in, and loans to, associates		404	267	265
Property and equipment		357	313	391
Investment property		8,925	9,451	9,939
Loans		25,260	23,879	24,537
Financial investments		202,638	194,027	189,651
Reinsurance assets	B12	7,958	7,220	6,684
Deferred tax assets		76	244	188
Current tax assets		27	76	67
Receivables		5,933	7,476	8,034
Deferred acquisition costs and other assets		5,091	3,051	3,778
Prepayments and accrued income		2,466	2,635	2,776
Cash and cash equivalents		23,105	26,131	24,213
Assets of operations classified as held for sale		9	3,113	42,603
Total assets		285,719	281,627	317,120
Equity
Capital
Ordinary share capital		737	736	736
Preference share capital		200	200	200
		937	936	936
Capital reserves
Share premium		1,172	1,165	1,165
Merger reserve		3,271	3,271	3,271
		4,443	4,436	4,436
Shares held by employee trusts		(8)	(31)	(32)
Other reserves		229	475	1,675
Retained earnings		4,617	2,348	1,389
Equity attributable to shareholders of Aviva plc		10,218	8,164	8,404
Direct capital instruments and fixed rate tier 1 notes		892	1,382	1,382
Non-controlling interests		1,166	1,471	1,574
Total equity		12,276	11,017	11,360
Liabilities
Gross insurance liabilities	B10	113,445	110,555	113,091
Gross liabilities for investment contracts	B11	117,245	116,058	110,494
Unallocated divisible surplus	B14	9,467	6,713	6,931
Net asset value attributable to unitholders		9,482	10,362	9,983
Provisions	B16	879	984	1,119
Deferred tax liabilities		1,091	563	547
Current tax liabilities		169	116	112
Borrowings		7,378	7,819	8,179
Payables and other financial liabilities		12,012	11,945	12,051
Other liabilities		2,273	2,472	1,842
Liabilities of operations classified as held for sale		2	3,023	41,411
Total liabilities		273,443	270,610	305,760
Total equity and liabilities		285,719	281,627	317,120

1    The statement of financial position has been restated following the adoption of amendments to IAS 32 'Financial Instruments: Presentation' - see note B2 for details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

Consolidated statement of cash flows
For the year ended 31 December 2014

The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	2014 £m	Restated2 2013 £m
Cash flows from operating activities
Cash (used in)/generated from continuing operations	(87)	2,562
Tax paid	(457)	(463)
Net cash (used in)/from operating activities - continuing operations	(544)	2,099
Net cash from operating activities - discontinued operations1	-	1,919
Total net cash (used in)/from operating activities	(544)	4,018
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired	(79)	(29)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	110	377
New loans to joint ventures and associates	(73)	(6)
Repayment of loans to joint ventures and associates	33	25
Net new loans to joint ventures and associates	(40)	19
Purchases of property and equipment	(116)	(30)
Proceeds on sale of property and equipment	19	56
Other cash flow related to intangible assets	(122)	(59)
Net cash (used in)/from investing activities - continuing operations	(228)	334
Net cash (used in)/from investing activities - discontinued operations1	(20)	(1,588)
Total net cash (used in)/from investing activities	(248)	(1,254)
Cash flows from financing activities
Redemption of direct capital instrument	(547)	-
Proceeds from issue of ordinary shares	8	-
Treasury shares purchased for employee trusts	-	(32)
New borrowings drawn down, net of expenses	2,383	2,201
Repayment of borrowings	(2,442)	(2,441)
Net repayment of borrowings	(59)	(240)
Interest paid on borrowings	(527)	(605)
Preference dividends paid	(17)	(17)
Ordinary dividends paid3	(447)	(429)
Coupon payments on direct capital instruments and fixed rate tier 1 notes	(88)	(92)
Capital contributions from non-controlling interests of subsidiaries	-	1
Dividends paid to non-controlling interests of subsidiaries	(189)	(134)
Changes in controlling interest in subsidiaries4	(89)	-
Net cash used in financing activities - continuing operations	(1,955)	(1,548)
Net cash from financing activities - discontinued operations1	-	19
Total net cash used in financing activities	(1,955)	(1,529)
Total net (decrease)/increase in cash and cash equivalents	(2,747)	1,235
Cash and cash equivalents at 1 January	25,989	24,564
Effect of exchange rate changes on cash and cash equivalents	(678)	190
Cash and cash equivalents at 31 December	22,564	25,989

1 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). See note B5 for further details.
2 The statement of cash flows has been restated following the adoption of amendments to IAS 32 'Financial Instruments: Presentation' - see note B2 for details.
3 Ordinary dividends paid amounted to £449 million. £2 million of unclaimed and waived dividends has been set off against this above.
4 Changes in controlling interests in subsidiaries primarily relate to Italy where we increased our ownership interest in certain existing subsidiaries during 2014.

B1(i) Basis of preparation

(a)  The results in this preliminary announcement have been taken from the Group's 2014 Annual report and accounts which will be available on the Company's website on 16 March 2015. The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU), and those parts of the Companies Act 2006 applicable to those reporting under IFRS.
      The basis of preparation and summary of accounting policies applicable to the Group's consolidated financial statements can be found in the Accounting policies section of the 2014 Annual report and accounts. The Group has adopted new standards, interpretations and amendments to published standards as described in B1(ii).
      The preliminary announcement for the year ended 31 December 2014 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The results on an IFRS basis for full year 2014 and 2013 have been audited by PricewaterhouseCoopers LLP (PwC). PwC have reported on the 2014 and 2013 consolidated financial statements. Both reports were unqualified and neither contained a statement under section 498 (2) or (3) of the Companies Act 2006. The Group's 2013 report and accounts have been filed with the Registrar of Companies.
      After making enquiries, the directors have a reasonable expectation that the Group as a whole has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

b)   Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The consolidated financial statements are stated in pounds sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in these financial statements are in millions of pounds sterling (£m).

c)   The long-term nature of much of the Group's operations means that, for management's decision-making and internal performance management, short-term realised and unrealised investment gains and losses are treated as non-operating items. As a result, the Group focuses on an operating profit measure that incorporates an expected return on investments supporting its long-term and non-long-term businesses. Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the reporting period, with allowance for the corresponding expected movements in liabilities. Variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit. For non-long-term business, the total investment income, including realised and unrealised gains, is analysed between that calculated using a longer-term return and short-term fluctuations from that level. Operating profit also excludes impairment of goodwill, associates and joint ventures; amortisation and impairment of intangibles; the profit or loss on disposal and remeasurement of subsidiaries, joint ventures and associates; integration and restructuring costs; and exceptional items.

B1(ii) New standards, interpretations and amendments to published standards that have been adopted by the Group

The Group has adopted the following new standards or amendments to standards which became effective for financial years beginning on or after 1 January 2014.

(i)	Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities

These amendments clarify the meaning of 'currently legally enforceable right to set-off' to reinforce that a right to set-off must not be contingent on any future event, including counterparty default or bankruptcy. Additionally, amendments to IAS 32 clarify that a settlement mechanism must be in place to ensure settlement in practice that is either simultaneous or sufficient to result in insignificant credit and liquidity risk. The amendments to IAS 32 have been applied retrospectively in accordance with the transitional provisions of the standard. The primary impact of the application of the amendments has resulted in the grossing up of certain assets and liabilities related to derivatives and repurchase arrangements in the statement of financial position that were previously reported net. There is no impact on the profit or loss or equity for any period presented. The effect on amounts previously reported at 1 January 2013 and 31 December 2013 is set out in B2.

(ii)	Amendments to IAS 39, Financial Instruments - Novation of Derivatives and Continuation of Hedge Accounting

The amendments provide an exemption from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact on the Group's consolidated financial statements as the Group has not novated its derivatives to a central counterparty in the current or prior periods.

(iii)	Amendments to IFRS 10, IFRS 12 and IAS 27 - Investment Entities Exception

 The amendments provide an exemption from consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities which meet the definition of an 'investment entity', such as certain investment funds. There are no implications for the Group's consolidated financial statements as the Group does not meet the definition of an investment entity.

(iv)	IFRIC 21, Levies

 The interpretation clarifies when an entity recognises a liability for a levy imposed by government in accordance with legislation (other than taxes and fines or other penalties). The adoption of the amendment has no significant impact for the Group's consolidated financial statements.

(v)	Annual Improvements to IFRSs 2010-2012

 These improvements to IFRSs consist of amendments to seven IFRSs including IFRS 2 Share-based Payment, IFRS 3 Business Combinations and IFRS 13 Fair Value Measurement. The amendments clarify existing guidance and there is no significant impact on the Group's consolidated financial statements.

B2 - Analysis of the impact of new standards and amendments to published standards that have been adopted by the Group
Impact of amendments to accounting standards on the consolidated statement of financial position

	1 January 2013			31 December 2013
	As previously reported £m	Effect of amendments to IAS 32 £m	Restated £m	As previously reported £m	Effect of amendments to IAS 32 £m	Restated £m
Total assets	314,467	2,653	317,120	278,876	2,751	281,627
Effect analysed as:
Financial investments	188,743	908	189,651	192,961	1,066	194,027
Receivables	7,476	558	8,034	7,060	416	7,476
Prepayments and accrued income	2,700	76	2,776	2,498	137	2,635
Cash and cash equivalents	23,102	1,111	24,213	24,999	1,132	26,131
Total equity and liabilities	314,467	2,653	317,120	278,876	2,751	281,627
Total liabilities	303,107	2,653	305,760	267,859	2,751	270,610
Effect analysed as:
Payables and other financial liabilities	9,398	2,653	12,051	9,194	2,751	11,945

The change in cash and cash equivalents of £1,132 million at 31 December 2013 has been presented in the consolidated statement of cash flows as an increase of opening cash and cash equivalents of £1,111 million as at 1 January 2013, a decrease in net cash flows from operating activities for the year then ended of £8 million and an increase in the effect of exchange rate changes of £29 million. There is no impact from the adoption of these amendments on the consolidated income statement, consolidated statement of comprehensive income or consolidated statement of changes in equity for the year ended 31 December 2013.

B3 - Exchange rates

The Group's principal overseas operations during the year were located within the eurozone, Canada and Poland. The results and cash flows of these operations have been translated into sterling at the average rates for the year and the assets and liabilities have been translated at the year end rates as follows:

	2014	2013
Eurozone
Average rate (€1 equals)	£0.81	£0.85
Period end rate (€1 equals)	£0.78	£0.83
Canada
Average rate ($CAD1 equals)	£0.55	£0.62
Period end rate ($CAD1 equals)	£0.55	£0.57
Poland
Average rate (PLN1 equals)	£0.19	£0.20
Period end rate (PLN1 equals)	£0.18	£0.20
United States
Average rate ($US1 equals)	£0.61	£0.64
Period end rate ($US1 equals)	£0.64	£0.60

B4 - Presentation of discontinued operations

The sale of the Group's US Life and annuity business and related internal investment management operations ("US Life"), as described in note B5(b)(viii), has been classified as discontinued operations together with the results of US Life for preceding years, as the Group exited from a major geographical area of operation. This is consistent with the presentation in the 2013 Annual Report and Accounts.

B5 - Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries, joint ventures and associates that the Group has made during the year, together with details of businesses held for sale at the year end.

(a) Acquisitions
There have been no material acquisitions during the year.
      On 2 December 2014 Aviva plc and Friends Life Group Limited ("Friends Life") announced they had reached agreement on the terms of a recommended all share acquisition of Friends Life by Aviva plc. The proposed acquisition is subject to a number of conditions including approval from shareholders at a general meeting on 26 March 2015. If the conditions to the proposed transaction are satisfied, it is expected to complete in the second quarter of 2015.

(b) Disposal and re-measurements of subsidiaries, joint ventures and associates
The profit on the disposal and re-measurement of subsidiaries, joint ventures and associates comprises:

	2014 £m	2013 £m
Spain - long-term business (see (vi) below)	132	197
Italy - long-term business (see (iii) below)	(6)	(178)
Korea (see (ii) below)	2	(20)
Turkey - general insurance (see (vii) below)	(16)	(9)
Aviva Investors (see (iv) below)	35	-
Turkey - long-term business (see (v) below)	15	-
Indonesia (see (i) below)	(3)	-
Ireland - long-term business	-	87
Malaysia	-	39
Russia	-	1
Czech Republic, Hungary and Romania	-	1
Poland	-	(4)
Other small operations	15	1
Profit on disposal and remeasurement from continuing operations	174	115
Profit on disposal and remeasurement from discontinued operations (see (viii) below)	58	808
Total profit on disposal and remeasurement	232	923

(i) Indonesia
In the second half of 2013, management decided to restructure existing operations in Indonesia and establish a new joint venture. The Indonesian operations were classified as held for sale at 31 December 2013 as Aviva's holding was to change from a 60% controlling interest, which was consolidated as a subsidiary, to a 50% joint venture accounted for using the equity method.
      On 17 January 2014, Aviva and PT Astra International Tbk ("Astra") signed an agreement to form the 50-50 joint venture (Astra Aviva Life) which completed in May 2014. As of that date, Aviva and Astra began to share joint control and the Group's holding in Astra Aviva Life was reclassified as a joint venture.
      A net gain of £1 million was recognised during 2014. Recycling of currency translation and investment valuation reserves of £4 million on completion resulted in an overall net loss on disposal of £3 million.

(ii) Korea
In 2013, management determined that the value of our long-term business joint venture in South Korea, Woori Aviva Life Insurance Co. Ltd, would be principally recovered through sale and it was classified as held for sale and re-measured at fair value, based on expected sales proceeds less costs to sell of £19 million.
      On 27 June 2014 the Group completed its disposal of the 47% interest for consideration of £17 million, after transaction costs.  Net assets disposed of were £19 million resulting in a loss of £2 million (2013: £20 million loss on re-measurement). Recycling of currency translation and investment valuation reserves of £4 million on completion resulted in an overall net gain in 2014 of £2 million.

B5 - Subsidiaries continued
(iii) Italy - long-term business - Eurovita
In the first half of 2013, the Italian long-term business Eurovita Assicurazioni S.p.A ("Eurovita") was classified as held for sale, as a result of management determining that the value of the business would be principally recovered through sale.  Finoa Srl ("Finoa"), an Italian holding company in which Aviva owns a 50% share, owned a 77.55% share of Eurovita. Following classification as held for sale, Eurovita was re-measured at fair value based on expected sales proceeds less costs to sell of £39 million with a re-measurement loss of £178 million (Aviva share: £74 million loss) in 2013.
      On 30 June 2014 Finoa disposed of its entire interest in Eurovita for gross cash consideration of £36 million.  The overall loss on the sale of Finoa's 77.55% stake in Eurovita was £6 million analysed as:

2014 £m
Loss on disposal attributable to:
Aviva	4
Non-controlling interest	(10)
Total loss on disposal	(6)

Aviva's £4 million gain was calculated as follows:

2014 £m
Assets
Financial Investments	2,857
Other assets	4
Cash and cash equivalents	175
Total assets	3,036
Liabilities
Insurance liabilities	103
Liability for investment contracts	2,687
Unallocated divisible surplus	123
External borrowings	28
Other liabilities	23
Total liabilities	2,964
Net assets	72
Non-controlling interests before disposal	(44)
Group's share of net assets disposed of	28
Cash consideration received	18
Less: transaction costs attributable to Aviva	(4)
Net cash consideration	14
Loan settlement1	9
Currency translation reserve recycled to the income statement	9
Profit on disposal	4

1 A loan between Aviva and Eurovita had been provided against in 2013 as its repayment was uncertain as of 31 December 2013. However, this provision was reversed in 2014 as the loan was repaid in full upon the closing of the sale.

(iv) Aviva Investors - River Road
On 28 March 2014 Aviva Investors announced its agreement to sell US equity manager River Road Asset Management, LLC ("River Road") to Affiliated Managers Group, Inc. The sale was completed on 30 June 2014 for consideration of £75 million, after transaction costs. Assets disposed of were £40 million, comprised of £38 million of goodwill and intangibles and £2 million of other investments, resulting in a £35 million gain on disposal.

(v) Turkey - long-term business - initial public offering
On 13 November 2014 Aviva and its joint venture partner Sabanci Holdings completed an initial public offering of a minority share of their Turkish life and pensions joint venture AvivaSA Emeklilik ve Hayat A.S ("Aviva SA"), reducing the Group's holding in Aviva SA from 49.8% to 41.3%. Sabanci and the Group continue to share contractual joint control of Aviva SA and it continues to be equity accounted for as a joint venture. The Group received cash proceeds of £40 million, net of transaction costs, from the share sale resulting in a gain of £23 million. Recycling of currency translation reserves of £8 million on completion resulted in an overall net gain of £15 million.

B5 - Subsidiaries continued
(vi) Spain - long-term business
On 19 September 2014 Aviva announced the sale of its 50% holding in CXG Aviva Corporacion Caixa Galicia de Seguros y Reaseguros, S.A. ("CxG") a Spanish life assurance company to NCG Corporacion Industrial S.L. ("NCG Banco") following a decision by the Spanish Arbitration Tribunal which concluded legal proceedings between Aviva and NCG Banco.
      On 11 December 2014 the Group transferred its entire holding in CxG for cash consideration of £221 million resulting in a net profit on disposal of £132 million, calculated as follows:

2014 £m
Assets
Goodwill	56
Intangible assets	3
Financial investments	806
Receivables and other assets	5
Prepayments and accrued income	13
Cash and cash equivalents	23
Total assets	906
Liabilities
Insurance liabilities	718
Payables and other financial liabilities	24
Other liabilities	7
Total liabilities	749
Net assets	157
Non-controlling interests before disposal	(51)
Group's share of net assets disposed of	106
Cash consideration received	221
Less: transaction costs attributable to Aviva	(1)
Net cash consideration	220
Currency translation reserve recycled to the income statement	18
Profit on disposal	132

(vii) Turkey general insurance
In the second half of 2013 management committed to sell the Turkey general insurance subsidiary Aviva Sigorta S.A. ("Turkey GI").  At 31 December 2013 the business was remeasured to fair value based on an expected sales price less costs to sell of £2 million resulting in a loss on remeasurement of £9 million in FY13 following its classification as held for sale.
      In 2014 the underlying carrying value decreased from £11 million to £(2) million. On 18 December 2014 Aviva completed the sale of Turkey GI resulting in a loss on sale of £17 million after transaction costs and post completion adjustments.
      The net loss recognised within "Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates" in 2014 is calculated as follows:

2014 £m
Loss on sale	(17)
Reversal of 2013 impairment	9
Currency translation reserve recycled to the income statement	(8)
Net loss on disposal	(16)

(viii) Discontinued operations -  US Life
On 21 December 2012, the Group announced that it had agreed to sell US Life for consideration of £1.0 billion including the shareholder loan. Following classification as held for sale, US Life was remeasured to fair value less costs to sell in 2012 resulting in an impairment loss of £2,359 million recognised as a loss on remeasurement of subsidiaries.
      The sale of US Life completed on 2 October 2013 and the transaction proceeds received were based on the estimated earnings and other improvements in statutory surplus over the period from 30 June 2012 to 30 September 2013. The final purchase price was subject to customary completion adjustments. A profit on disposal of £808 million was recorded in 2013, reflecting management's best estimate of the completion adjustments as of 31 December 2013.
      In 2014, the Group paid a settlement of £20 million related to the purchase price adjustment. The settlement and the aggregate development of other provisions related to the discontinued operations in 2014 resulted in a net £58 million gain which has been presented as profit on disposal of discontinued operations.

B5 - Subsidiaries continued
(c) Assets and liabilities of operations classified as held for sale
During 2014 it was determined that the value of the Group's Taiwan joint venture, First-Aviva Life Insurance Co. Ltd. ("Taiwan"), would no longer be recovered principally through a sale.  As a result, the business was reclassified out of "Assets of operations classified as held for sale" and into "Interests in, and loans to, joint ventures". As the recoverable amount at the date it ceased to be held for sale was lower than its carrying value when it was classified as held for sale, no remeasurement gain or loss was recorded following this reclassification.
      The assets and liabilities of operations classified as held for sale as at 31 December 2014 are as follows:

	2014 £m	2013 £m
Assets
Goodwill	-	4
Interests in, and loans to, joint ventures and associates	-	29
Financial investments	-	2,675
Reinsurance assets	-	37
Deferred acquisition costs	-	6
Other assets	-	196
Cash and cash equivalents	9	351
	9	3,298
Additional impairment to write down the disposal group to fair value less costs to sell	-	(185)
Total assets	9	3,113
Liabilities
Insurance liabilities	(1)	(238)
Liability for investment contracts	-	(2,710)
Unallocated divisible surplus	-	4
Provisions	-	(3)
Deferred tax liabilities	-	(1)
External borrowings	-	(29)
Other liabilities	(1)	(46)
Total liabilities	(2)	(3,023)
Net assets	7	90

Assets and liabilities held for sale at 31 December 2014 relate to small reinsurance operations in the Group.

(d) Subsequent events
On 25 February 2015, Crédit du Nord, the Group's partner in Antarius S.A. ("Antarius"), exercised its call option to purchase Aviva France's 50% share of Antarius.  In accordance with the shareholders agreement, the exercise of the call option starts a period of approximately two years to complete the disposal. In accordance with IFRS 5, the subsidiary will be classified as Held for Sale from the date when the transaction is expected to complete within 12 months.

B6 - Segmental information

The Group's results can be segmented, either by activity or by geography. Our primary reporting format is on market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and consolidated statement of financial position.
      The Group has determined its operating segments along market reporting lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group CEO for the operating segment for which they are responsible.

United Kingdom & Ireland
The United Kingdom and Ireland comprises two operating segments - Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health (in the UK) and accident insurance, savings, pensions and annuity business.  UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers' liability and professional indemnity liability) and medical expenses. UK & Ireland General Insurance includes the results of our Ireland Health business.

France
The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer.

Poland
Activities in Poland comprise long-term business and general insurance operations, including our long-term business in Lithuania.

Italy, Spain and Other
These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS 8. This segment includes our operations in Italy (including Eurovita up until the date of disposal in June 2014) and Spain (including Aseval and CxG up until the dates of their disposals in April 2013 and December 2014 respectively). The principal activities of our Italian operations are long-term business and general insurance. The life business offers a range of long-term insurance and savings products, and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. Our Other European operations include our life operations in Turkey (including our reduced joint venture share following IPO in November 2014) and our Turkish general insurance business (up until the date of disposal in December 2014).  This segment also includes the results of our Russian and Romanian businesses until the date of their disposals in 2013.

Canada
The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products principally distributed through insurance brokers.

Asia
Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Vietnam, Indonesia and Taiwan. This segment also includes the results of Malaysia and Korea until the date of their disposals (in April 2013 and June 2014 respectively). Asia also includes general insurance and health operations in Singapore and health operations in Indonesia.

Aviva Investors
Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, France, North America, Asia Pacific and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. This segment also includes the results of River Road Asset Management LLC until the date of its disposal in June 2014.

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities', along with central core structural borrowings and certain tax balances in the segmental statement of financial position. The results of our reinsurance operations are also included in this segment.

Discontinued operations
In October 2013 the Group sold its US life operations (including the related internal asset management operations of Aviva Investors), which has been presented as a discontinued operation for the comparative periods in the income statement, statement of comprehensive income and statement of cash flows. As described in note B5(b)(viii) the settlement of the purchase price adjustment, in conjunction with the aggregate development of other provisions is presented as profit from discontinued operations in 2014.

B6 - Segmental information continued
(a) (i) Segmental income statement for the year ended 31 December 2014

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Total £m
Gross written premiums	4,306	4,484	5,756	490	3,514	2,176	942	-	2	21,670
Premiums ceded to reinsurers	(784)	(454)	(70)	(7)	(68)	(70)	(161)	-	-	(1,614)
Internal reinsurance revenue	(7)	(2)	(2)	(1)	(2)	(2)	-	-	16	-
Premiums written net of reinsurance	3,515	4,028	5,684	482	3,444	2,104	781	-	18	20,056
Net change in provision for unearned premiums	23	43	(27)	6	10	(54)	(3)	-	3	1
Net earned premiums	3,538	4,071	5,657	488	3,454	2,050	778	-	21	20,057
Fee and commission income	398	160	203	87	115	15	9	243	-	1,230
	3,936	4,231	5,860	575	3,569	2,065	787	243	21	21,287
Net investment income/(expense)	13,301	362	5,174	147	2,392	180	125	267	(59)	21,889
Inter-segment revenue	-	-	-	-	-	-	-	158	-	158
Share of profit/(loss) of joint ventures and associates	139	-	7	4	9	-	(12)	-	-	147
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	125	14	(1)	35	1	174
Segmental income1	17,376	4,593	11,041	726	6,095	2,259	899	703	(37)	43,655
Claims and benefits paid, net of recoveries from reinsurers	(7,522)	(2,745)	(4,594)	(331)	(2,572)	(1,276)	(362)	-	(72)	(19,474)
Change in insurance liabilities, net of reinsurance	(3,955)	88	(1,119)	(70)	(212)	(70)	(294)	-	62	(5,570)
Change in investment contract provisions	(3,036)	-	(1,881)	8	(1,347)	-	-	(262)	-	(6,518)
Change in unallocated divisible surplus	(62)	-	(2,182)	(6)	(1,055)	-	(59)	-	-	(3,364)
Fee and commission expense	(462)	(1,294)	(564)	(65)	(289)	(570)	(60)	(24)	(61)	(3,389)
Other expenses	(674)	(228)	(232)	(59)	(127)	(81)	(61)	(332)	(185)	(1,979)
Inter-segment expenses	(137)	(4)	(4)	(7)	-	(4)	-	-	(2)	(158)
Finance costs	(191)	(4)	(3)	-	(4)	(5)	-	(2)	(331)	(540)
Segmental expenses	(16,039)	(4,187)	(10,579)	(530)	(5,606)	(2,006)	(836)	(620)	(589)	(40,992)
Profit/(loss) before tax from continuing operations	1,337	406	462	196	489	253	63	83	(626)	2,663
Tax attributable to policyholders' returns	(357)	-	-	-	-	-	(25)	-	-	(382)
Profit/(loss) before tax attributable to shareholders' profits from continuing operations	980	406	462	196	489	253	38	83	(626)	2,281
Profit from discontinued operations4,5									58	58
Adjusted for non-operating items from continuing operating:
Reclassification of corporate costs and unallocated interest	-	11	16	-	1	-	-	-	(28)	-
Investment return variances and economic assumption changes on long-term business	13	-	9	(4)	(101)	-	11	-	-	(72)
Short-term fluctuation in return on investments backing non-long-term business	-	(82)	(50)	(1)	13	(65)	-	-	(76)	(261)
Economic assumption changes on general insurance and health business	-	145	-	-	-	3	-	-	(3)	145
Impairment of goodwill, joint ventures and associates and other amounts expensed	-	-	-	-	-	-	24	-	-	24
Amortisation and impairment of intangibles	31	1	-	-	17	10	3	11	17	90
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	(125)	(14)	1	(35)	(1)	(174)
Integration and restructuring costs	28	11	15	1	1	4	1	4	75	140
Adjusted for non-operating items from discontinued operations5	-	-	-	-	-	-	-	-	(58)	(58)
Operating profit/(loss) before tax attributable to shareholders	1,052	492	452	192	295	191	78	63	(642)	2,173

1    Total reported income, excluding inter-segment revenue, includes £20,816 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 Aviva Investors operating profit includes £2 million profit relating to the Aviva Investors Pooled Pensions business.
3 Other Group activities include Group Reinsurance.
4 Discontinued operations represent the results of the US Life and related internal asset management business (US Life) until the date of disposal (2 October 2013). For further details, see note B5.
5    In 2014, the Group paid a settlement of £20 million related to the purchase price adjustment relating to the disposal of the US Life business in 2013.  The settlement and the aggregate development of other provisions related to the discontinued operations in 2014 resulted in a net £58 million gain which has been presented as profit on disposal of discontinued operations.

B6 - Segmental information continued
(a) (ii) Segmental income statement for the year ended 31 December 2013

	United Kingdom & Ireland			Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Continuing operations £m	Discontinued operations4 £m	Total £m
Gross written premiums	4,971	4,664	5,634	484	3,277	2,318	678	-	9	22,035	1,589	23,624
Premiums ceded to reinsurers	(743)	(455)	(63)	(6)	(79)	(60)	(146)	-	6	(1,546)	(100)	(1,646)
Internal reinsurance revenue	-	(9)	(6)	(3)	(5)	(8)	-	-	31	-	-	-
Premiums written net of reinsurance	4,228	4,200	5,565	475	3,193	2,250	532	-	46	20,489	1,489	21,978
Net change in provision for unearned premiums	(9)	185	(25)	(2)	31	(54)	8	-	-	134	-	134
Net earned premiums	4,219	4,385	5,540	473	3,224	2,196	540	-	46	20,623	1,489	22,112
Fee and commission income	424	198	190	60	115	40	14	238	-	1,279	28	1,307
	4,643	4,583	5,730	533	3,339	2,236	554	238	46	21,902	1,517	23,419
Net investment income/(expense)	6,898	293	3,332	180	1,628	17	40	148	(27)	12,509	2,340	14,849
Inter-segment revenue	-	-	-	-	-	-	-	143	-	143	49	192
Share of (loss)/profit of joint ventures and associates	88	-	8	3	6	-	15	-	-	120	-	120
(Loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	87	-	-	(4)	13	-	19	-	-	115	808	923
Segmental income1	11,716	4,876	9,070	712	4,986	2,253	628	529	19	34,789	4,714	39,503
Claims and benefits paid, net of recoveries from reinsurers	(8,960)	(2,818)	(4,858)	(363)	(3,222)	(1,342)	(489)	-	(41)	(22,093)	(2,037)	(24,130)
Change in insurance liabilities, net of reinsurance	4,102	119	(1,618)	(103)	(2)	(42)	92	-	(55)	2,493	(312)	2,181
Change in investment contract provisions	(4,829)	-	(1,725)	34	(386)	-	-	(144)	-	(7,050)	(31)	(7,081)
Change in unallocated divisible surplus	199	-	426	16	(363)	-	2	-	-	280	-	280
Fee and commission expense	(598)	(1,479)	(554)	(60)	(286)	(620)	(61)	(23)	(294)	(3,975)	(438)	(4,413)
Other expenses	(370)	(301)	(280)	(51)	(214)	(136)	(73)	(446)	(349)	(2,220)	(293)	(2,513)
Inter-segment expenses	(129)	(4)	-	(7)	-	(3)	-	-	-	(143)	(49)	(192)
Finance costs	(224)	(6)	(4)	-	(4)	(6)	-	(5)	(360)	(609)	(16)	(625)
Segmental expenses	(10,809)	(4,489)	(8,613)	(534)	(4,477)	(2,149)	(529)	(618)	(1,099)	(33,317)	(3,176)	(36,493)
Profit/(loss) before tax	907	387	457	178	509	104	99	(89)	(1,080)	1,472	1,538	3,010
Tax attributable to policyholders' returns	(190)	-	-	-	-	-	(1)	-	-	(191)	-	(191)
Profit/(loss) before tax attributable to shareholders' profits	717	387	457	178	509	104	98	(89)	(1,080)	1,281	1,538	2,819
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	7	21	-	-	-	-	-	(28)	-	-	-
Investment return variances and economic assumption changes on long-term business	414	-	(70)	1	(267)	-	(29)	-	-	49	(452)	(403)
Short-term fluctuation in return on investments on non-long-term business	-	74	15	-	12	122	-	-	113	336	-	336
Economic assumption changes on general insurance and health business	-	(28)	-	-	-	(4)	-	-	(1)	(33)	-	(33)
Impairment of goodwill, joint ventures and associates and other amounts expensed	-	-	-	-	48	-	29	-	-	77	-	77
Amortisation and impairment of intangibles	21	1	-	-	17	15	1	22	14	91	9	100
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(87)	-	-	4	(13)	-	(19)	-	-	(115)	(808)	(923)
Integration and restructuring costs	59	24	25	1	8	9	7	41	189	363	3	366
Operating profit/(loss) before tax attributable to shareholders	1,124	465	448	184	314	246	87	(26)	(793)	2,049	290	2,339

1    Total reported income, excluding inter-segment revenue, includes £15,862 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 Aviva Investors operating profit includes £2 million profit relating to Aviva Investors Pooled Pensions business.
3 Other Group activities include Group Reinsurance.
4 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note B5.

B6 - Segmental information continued
(a) (iii) Segmental statement of financial position as at 31 December 2014

	United Kingdom & Ireland			Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	-	1,031	-	8	190	23	50	-	-	1,302
Acquired value of in-force business and intangible assets	127	103	96	5	581	60	2	25	29	1,028
Interests in, and loans to, joint ventures and associates	953	-	145	10	82	2	352	-	-	1,544
Property and equipment	74	33	214	3	6	9	4	1	13	357
Investment property	5,558	95	1,758	-	1	-	-	1,120	393	8,925
Loans	24,178	84	788	-	58	122	30	-	-	25,260
Financial investments	97,410	5,415	66,484	2,829	19,959	3,483	3,192	660	3,206	202,638
Deferred acquisition costs	1,310	438	227	23	89	280	4	7	-	2,378
Other assets	19,092	4,895	10,009	171	1,585	937	459	784	4,346	42,278
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-	9	9
Total assets	148,702	12,094	79,721	3,049	22,551	4,916	4,093	2,597	7,996	285,719
Insurance liabilities
Long-term business and outstanding claims provisions	71,619	5,515	16,179	2,444	8,414	2,317	2,598	-	36	109,122
Unearned premiums	225	2,038	402	34	247	1,114	46	-	1	4,107
Other insurance liabilities	-	79	46	-	-	89	-	-	2	216
Liability for investment contracts	57,201	-	48,316	10	9,867	-	-	1,851	-	117,245
Unallocated divisible surplus	1,879	-	6,104	71	1,202	-	211	-	-	9,467
Net asset value attributable to unitholders	19	-	2,928	-	317	-	-	-	6,218	9,482
External borrowings	2,016	-	-	-	52	-	-	-	5,310	7,378
Other liabilities, including inter-segment liabilities	9,539	(1,787)	3,673	120	662	404	388	377	3,048	16,424
Liabilities of operations classified as held for sale	-	-	-	-	-	-	-	-	2	2
Total liabilities	142,498	5,845	77,648	2,679	20,761	3,924	3,243	2,228	14,617	273,443
Total equity										12,276
Total equity and liabilities										285,719

B6 - Segmental information continued
(a) (iv) Segmental statement of financial position as at 31 December 2013 - (Restated)1

	United Kingdom & Ireland			Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	-	1,039	-	9	303	49	49	27	-	1,476
Acquired value of in-force business and intangible assets	148	2	122	8	637	58	2	48	43	1,068
Interests in, and loans to, joint ventures and associates	1,001	-	153	9	94	-	210	-	-	1,467
Property and equipment	22	20	229	2	5	12	4	1	18	313
Investment property	6,364	7	1,545	-	2	-	-	982	551	9,451
Loans	22,629	270	852	-	23	76	29	-	-	23,879
Financial investments	90,646	4,696	65,601	3,045	20,469	3,402	2,756	687	2,725	194,027
Deferred acquisition costs	1,316	456	229	23	100	268	4	-	1	2,397
Other assets	19,620	4,167	11,051	220	1,967	1,081	343	532	5,455	44,436
Assets of operations classified as held for sale	-	-	-	-	3,042	-	62	-	9	3,113
Total assets	141,746	10,657	79,782	3,316	26,642	4,946	3,459	2,277	8,802	281,627
Insurance liabilities
Long-term business and outstanding claims provisions	67,484	5,657	16,185	2,640	9,575	2,372	2,142	-	45	106,100
Unearned premiums	248	2,094	404	43	298	1,088	50	-	1	4,226
Other insurance liabilities	-	84	50	-	1	92	-	-	2	229
Liability for investment contracts	54,679	-	49,856	14	9,750	-	-	1,759	-	116,058
Unallocated divisible surplus	1,857	-	4,292	72	342	-	150	-	-	6,713
Net asset value attributable to unitholders	287	-	3,032	-	324	-	-	-	6,719	10,362
External borrowings	2,620	-	-	-	72	-	-	-	5,127	7,819
Other liabilities, including inter-segment liabilities	8,489	(3,337)	3,782	114	963	411	354	272	5,032	16,080
Liabilities of operations classified as held for sale	-	-	-	-	3,003	-	20	-	-	3,023
Total liabilities	135,664	4,498	77,601	2,883	24,328	3,963	2,716	2,031	16,926	270,610
Total equity										11,017
Total equity and liabilities										281,627

1    The statement of financial position has been restated following the adoption of amendments to IAS 32 'Financial Instruments: Presentation' - see note B2 for details.  There is no impact on the result or the total equity for any period presented as a result of this statement.

(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business. Long-term business also includes our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management
Our fund management business invests policyholders' and shareholders' funds and provides investment management services for institutional pension fund mandates. It manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Other includes service companies, head office expenses such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Discontinued operations
In the products and services analysis, the results of US Life (including the related internal asset management business) for comparative periods are presented as discontinued operations up to the date of disposal in October 2013.

B6 - Segmental information continued
(b) (i) Segmental income statement - products and services for the year ended 31 December 2014

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	12,727	8,943	-	-	21,670
Premiums ceded to reinsurers	(971)	(643)	-	-	(1,614)
Premiums written net of reinsurance	11,756	8,300	-	-	20,056
Net change in provision for unearned premiums	-	1	-	-	1
Net earned premiums	11,756	8,301	-	-	20,057
Fee and commission income	705	54	256	215	1,230
	12,461	8,355	256	215	21,287
Net investment income/(expense)	21,295	666	5	(77)	21,889
Inter-segment revenue	-	-	158	-	158
Share of profit of joint ventures and associates	144	3	-	-	147
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	140	(16)	35	15	174
Segmental income	34,040	9,008	454	153	43,655
Claims and benefits paid, net of recoveries from reinsurers	(13,861)	(5,613)	-	-	(19,474)
Change in insurance liabilities, net of reinsurance	(5,604)	34	-	-	(5,570)
Change in investment contract provisions	(6,518)	-	-	-	(6,518)
Change in unallocated divisible surplus	(3,364)	-	-	-	(3,364)
Fee and commission expense	(977)	(2,247)	(26)	(139)	(3,389)
Other expenses	(920)	(402)	(321)	(336)	(1,979)
Inter-segment expenses	(148)	(10)	-	-	(158)
Finance costs	(191)	(11)	(2)	(336)	(540)
Segmental expenses	(31,583)	(8,249)	(349)	(811)	(40,992)
Profit/(loss) before tax from continuing operations	2,457	759	105	(658)	2,663
Tax attributable to policyholder returns	(382)	-	-	-	(382)
Profit/(loss) before tax attributable to shareholders' profits from continuing operations	2,075	759	105	(658)	2,281
Adjusted for:
Non-operating items from continuing operations	(96)	49	(19)	(42)	(108)
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,979	808	86	(700)	2,173
Operating profit/(loss) before tax attributable to shareholders' profits	1,979	808	86	(700)	2,173

1    Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £164 million, of which £81 million relates to property and liability insurance and £83 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £1,146 million relating to health business. The remaining business relates to property and liability insurance.

B6 - Segmental information continued
(b) (ii) Segmental income statement - products and services for the year ended 31 December 2013

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	12,674	9,361	-	-	22,035
Premiums ceded to reinsurers	(905)	(641)	-	-	(1,546)
Premiums written net of reinsurance	11,769	8,720	-	-	20,489
Net change in provision for unearned premiums	-	134	-	-	134
Net earned premiums	11,769	8,854	-	-	20,623
Fee and commission income	656	80	292	251	1,279
	12,425	8,934	292	251	21,902
Net investment income/(expense)	12,184	349	3	(27)	12,509
Inter-segment revenue	-	-	143	-	143
Share of profit of joint ventures and associates	117	3	-	-	120
(Loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	125	(10)	-	-	115
Segmental income	24,851	9,276	438	224	34,789
Claims and benefits paid, net of recoveries from reinsurers	(16,333)	(5,760)	-	-	(22,093)
Change in insurance liabilities, net of reinsurance	2,519	(26)	-	-	2,493
Change in investment contract provisions	(7,050)	-	-	-	(7,050)
Change in unallocated divisible surplus	280	-	-	-	280
Fee and commission expense	(1,078)	(2,492)	(34)	(371)	(3,975)
Other expenses	(764)	(495)	(369)	(592)	(2,220)
Inter-segment expenses	(134)	(9)	-	-	(143)
Finance costs	(219)	(11)	(4)	(375)	(609)
Segmental expenses	(22,779)	(8,793)	(407)	(1,338)	(33,317)
Profit/(loss) before tax from continuing operations	2,072	483	31	(1,114)	1,472
Tax attributable to policyholder returns	(191)	-	-	-	(191)
Profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,881	483	31	(1,114)	1,281
Adjusted for:
Non-operating items from continuing operations	20	314	62	372	768
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,901	797	93	(742)	2,049
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations3	272	-	31	(13)	290
Operating profit/(loss) before tax attributable to shareholders' profits	2,173	797	124	(755)	2,339

1    Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £246 million, of which £142 million relates to property and liability insurance and £104 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £1,196 million relating to health business. The remaining business relates to property and liability insurance.
3 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note B5.

B6 - Segmental information continued
(b) (iii) Segmental statement of financial position - products and services as at 31 December 2014

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	216	1,043	-	43	1,302
Acquired value of in-force business and intangible assets	691	270	25	42	1,028
Interests in, and loans to, joint ventures and associates	1,526	16	-	2	1,544
Property and equipment	230	100	1	26	357
Investment property	8,310	223	-	392	8,925
Loans	25,053	207	-	-	25,260
Financial investments	188,094	11,435	23	3,086	202,638
Deferred acquisition costs	1,519	852	7	-	2,378
Other assets	29,839	6,270	657	5,512	42,278
Assets of operations classified as held for sale	-	9	-	-	9
Total assets	255,478	20,425	713	9,103	285,719
Gross insurance liabilities	99,453	13,992	-	-	113,445
Gross liabilities for investment contracts	117,245	-	-	-	117,245
Unallocated divisible surplus	9,467	-	-	-	9,467
Net asset value attributable to unitholders	3,264	-	-	6,218	9,482
External borrowings	2,068	-	-	5,310	7,378
Other liabilities, including inter-segment liabilities	12,689	(952)	354	4,333	16,424
Liabilities of operations classified as held for sale	-	2	-	-	2
Total liabilities	244,186	13,042	354	15,861	273,443
Total equity					12,276
Total equity and liabilities					285,719

(b) (iv) Segmental statement of financial position - products and services as at 31 December 2013 - (Restated)1

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	328	1,048	27	73	1,476
Acquired value of in-force business and intangible assets	791	160	48	69	1,068
Interests in, and loans to, joint ventures and associates	1,462	5	-	-	1,467
Property and equipment	187	91	1	34	313
Investment property	8,760	140	-	551	9,451
Loans	23,523	346	-	10	23,879
Financial investments	180,694	10,742	35	2,556	194,027
Deferred acquisition costs	1,525	862	10	-	2,397
Other assets	31,328	4,845	459	7,804	44,436
Assets of operations classified as held for sale	2,949	164	-	-	3,113
Total assets	251,547	18,403	580	11,097	281,627
Gross insurance liabilities	96,153	14,402	-	-	110,555
Gross liabilities for investment contracts	116,058	-	-	-	116,058
Unallocated divisible surplus	6,713	-	-	-	6,713
Net asset value attributable to unitholders	3,643	-	-	6,719	10,362
External borrowings	2,678	-	-	5,141	7,819
Other liabilities, including inter-segment liabilities	12,019	(2,574)	346	6,289	16,080
Liabilities of operations classified as held for sale	2,881	142	-	-	3,023
Total liabilities	240,145	11,970	346	18,149	270,610
Total equity					11,017
Total equity and liabilities					281,627

1    The statement of financial position has been restated following the adoption of amendments to IAS 32 "Financial Instruments: Presentation' - see note B2 for details.  There is no impact on the result or the total equity for any period presented as a result of this statement.

B7 - Tax

This note analyses the tax charge for the year and explains the factors that affect it.

(a) Tax charged to the income statement
(i)   The total tax charge comprises:

	2014 £m	2013 £m
Current tax
For the year	680	517
Prior year adjustments	12	13
Total current tax from continuing operations	692	530
Deferred tax
Origination and reversal of temporary differences	315	63
Changes in tax rates or tax laws	(17)	(13)
Write-(back)/down of deferred tax assets	(7)	14
Total deferred tax from continuing operations	291	64
Total tax charged to income statement from continuing operations	983	594
Total tax charged to income statement from discontinued operations	-	265
Total tax charged to income statement	983	859

(ii)  The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish and Singapore life insurance policyholder returns is included in the tax charge. The tax charge attributable to policyholder returns included in the charge above is £382 million (2013: £191 million).

(iii) The tax charge can be analysed as follows:

	2014 £m	2013 £m
UK tax	462	76
Overseas tax	521	783
	983	859

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce the current tax expense and deferred tax expense by £5 million and £nil (2013: £3 million and £57 million), respectively.

(v)  Deferred tax charged to the income statement represents movements on the following items:

	2014 £m	2013 £m
Long-term business technical provisions and other insurance items	(1,209)	(24)
Deferred acquisition costs	34	(90)
Unrealised gains/(losses) on investments	1,254	145
Pensions and other post-retirement obligations	7	6
Unused losses and tax credits	32	112
Subsidiaries, associates and joint ventures	5	(2)
Intangibles and additional value of in-force long-term business	(7)	(6)
Provisions and other temporary differences	175	(77)
Deferred tax charged to income statement from continuing operations	291	64
Deferred tax charged to income statement from discontinued operations	-	187
Total deferred tax charged to income statement	291	251

B7 - Tax continued
(b) Tax charged/(credited) to other comprehensive income
(i)   The total tax charge/(credit) comprises:

	2014 £m	2013 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(77)	(15)
In respect of foreign exchange movements	(12)	6
	(89)	(9)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	424	(110)
In respect of unrealised gains on investments	21	8
	445	(102)
Tax charged/(credited) to other comprehensive income arising from continuing operations	356	(111)
Tax credited to other comprehensive income arising from discontinued operations	-	(169)
Total tax charged/(credited) to other comprehensive income	356	(280)

(ii)  The tax charge attributable to policyholders' returns included above is £nil (2013: £nil).

(c) Tax credited to equity
Tax credited directly to equity in the year amounted to £19 million (2013: £52 million). This comprises £19 million in respect of coupon payments on the direct capital instruments and fixed rate tier 1 notes (2013: £22 million). In 2013, £30 million related to  the currency translation reserve recycled to the income statement on the sale of Aviva USA Corporation.

(d) Tax reconciliation
The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	Shareholder £m	Policyholder £m	2014 £m	Shareholder £m	Policyholder £m	2013 £m
Total profit before tax	2,339	382	2,721	2,819	191	3,010

Tax calculated at standard UK corporation tax rate of 21.5% (2013: 23.25%)	503	82	585	656	44	700
Reconciling items
Different basis of tax - policyholders	-	302	302	-	147	147
Adjustment to tax charge in respect of prior periods	(36)	-	(36)	(18)	-	(18)
Non-assessable income and items not taxed at the full statutory rate	(22)	-	(22)	(54)	-	(54)
Non-taxable loss/(profit) on sale of subsidiaries and associates	(31)	-	(31)	(154)	-	(154)
Disallowable expenses	76	-	76	98	-	98
Different local basis of tax on overseas profits	138	(2)	136	184	-	184
Change in future local statutory tax rates	(17)	-	(17)	(9)	-	(9)
Movement in deferred tax not recognised	3	-	3	(21)	-	(21)
Tax effect of (profit)/loss from joint ventures and associates	(4)	-	(4)	(10)	-	(10)
Other	(9)	-	(9)	(4)	-	(4)
Total tax charged to income statement	601	382	983	668	191	859

The tax charge attributable to policyholder returns is removed from the Group's total profit before tax in arriving at the Group's profit before tax attributable to shareholders' profits. As the net of tax profits attributable to with-profit and unit-linked policyholders is zero, the Group's pre-tax profit attributable to policyholders is an amount equal and opposite to the tax charge attributable to policyholders included in the total tax charge. The difference between the policyholder tax charge and the impact of this item in the tax reconciliation can be explained as follows:

	2014 £m	2013 £m
Tax attributable to policyholder returns	382	191
UK corporation tax at a rate of 21.5% (2013: 23.25%) in respect of the policyholder tax deduction	(82)	(44)
Different local basis of tax of overseas profits	2	-
Different basis of tax - policyholders per tax reconciliation	302	147

UK legislation was substantively enacted in July 2013 to reduce the main rate of corporation tax from 23% to 21% from 1 April 2014, resulting in an effective rate for the year ended 31 December 2014 of 21.5%. A further reduction to 20% was also enacted with effect from 1 April 2015.  The 20% rate has been used in the calculation of the UK's deferred tax assets and liabilities as at 31 December 2014.

B8 - Earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share). We have also shown the same calculations based on our operating profit as we believe this gives a better indication of operating performance.

(a) Basic earnings per share
(i)   The profit attributable to ordinary shareholders is:

			2014			2013
Continuing operations	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m
Profit/(loss) before tax attributable to shareholders' profits	2,173	108	2,281	2,049	(768)	1,281
Tax attributable to shareholders' profit	(561)	(40)	(601)	(534)	131	(403)
Profit/(loss) for the year	1,612	68	1,680	1,515	(637)	878
Amount attributable to non-controlling interests	(143)	(26)	(169)	(174)	31	(143)
Cumulative preference dividends for the year	(17)	-	(17)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	(69)	-	(69)	(70)	-	(70)
Profit/(loss) attributable to ordinary shareholders from continuing operations	1,383	42	1,425	1,254	(606)	648
Profit attributable to ordinary shareholders from discontinued operations	-	58	58	207	1,066	1,273
Profit attributable to ordinary shareholders	1,383	100	1,483	1,461	460	1,921

(ii)  Basic earnings per share is calculated as follows:

			2014			2013
Continuing operations	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI1 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI1 £m	Per share p
Operating profit attributable to ordinary shareholders	2,173	1,383	47.0	2,049	1,254	42.6
Non-operating items:
Investment return variances and economic assumption changes on long-term business	72	4	0.1	(49)	(142)	(4.8)
Short-term fluctuation in return on investments backing non-long-term business	261	197	6.7	(336)	(254)	(8.6)
Economic assumption changes on general insurance and health business	(145)	(114)	(3.9)	33	27	0.9
Impairment of goodwill, joint ventures and associates and other amounts expensed	(24)	(24)	(0.8)	(77)	(77)	(2.6)
Amortisation and impairment of intangibles	(90)	(61)	(2.1)	(91)	(65)	(2.2)
Profit on disposal and remeasurement of subsidiaries, joint ventures and associates	174	170	5.8	115	220	7.4
Integration and restructuring costs and exceptional items	(140)	(130)	(4.4)	(363)	(315)	(10.7)
Profit attributable to ordinary shareholders from continuing operations	2,281	1,425	48.4	1,281	648	22.0
Profit attributable to ordinary shareholders from discontinued operations	58	58	2.0	1,538	1,273	43.3
Profit attributable to ordinary shareholders	2,339	1,483	50.4	2,819	1,921	65.3

1 DCI includes direct capital instruments and fixed rate tier 1 notes.

(iii) The calculation of basic earnings per share uses a weighted average of 2,943 million (2013: 2,940 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2014 was 2,950 million (2013: 2,947 million) and 2,948 million (2013: 2,938 million) excluding shares owned by the employee share trusts.

B8 - Earnings per share continued
(b) Diluted earnings per share
(i)   Diluted earnings per share is calculated as follows:

			2014			2013
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit attributable to ordinary shareholders	1,425	2,943	48.4	648	2,940	22.0
Dilutive effect of share awards and options	-	44	(0.7)	-	39	(0.2)
Diluted earnings per share from continuing operations	1,425	2,987	47.7	648	2,979	21.8
Profit attributable to ordinary shareholders	58	2,943	2.0	1,273	2,940	43.3
Dilutive effect of share awards and options	-	44	(0.1)	-	39	(0.6)
Diluted earnings per share from discontinued operations	58	2,987	1.9	1,273	2,979	42.7
Diluted earnings per share	1,483	2,987	49.6	1,921	2,979	64.5

(ii)  Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:

			2014			2013
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Operating profit attributable to ordinary shareholders	1,383	2,943	47.0	1,254	2,940	42.6
Dilutive effect of share awards and options	-	44	(0.7)	-	39	(0.5)
Diluted operating profit per share from continuing operations	1,383	2,987	46.3	1,254	2,979	42.1
Operating profit attributable to ordinary shareholders	-	2,943	-	207	2,940	7.0
Dilutive effect of share awards and options	-	44	-	-	39	(0.1)
Diluted operating profit per share from discontinued operations	-	2,987	-	207	2,979	6.9
Diluted operating profit per share	1,383	2,987	46.3	1,461	2,979	49.0

B9 - Dividends and appropriations

This note analyses the total dividends and other appropriations we paid during the year. The table below does not include the final dividend proposed in December 2014 because it is not accrued in these financial statements.

	2014 £m	2013 £m
Ordinary dividends declared and charged to equity in the year
Final 2013 - 9.40 pence per share, paid on 16 May 2014	277	-
Final 2012 - 9.00 pence per share, paid on 17 May 2013	-	264
Interim 2014 - 5.85 pence per share, paid on 17 November 2014	172	-
Interim 2013 - 5.60 pence per share, paid on 15 November 2013	-	165
	449	429
Dividends waived/unclaimed returned to the company	(3)	-
Preference dividends declared and charged to equity in the year	17	17
Coupon payments on direct capital instruments and fixed rate tier 1 notes	88	92
	551	538

In December 2014, the directors proposed a final dividend for 2014 of 12.25 pence per ordinary share (2013: 9.40 pence), amounting to £361 million (2013: £277 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 15 May 2015 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2015.
      Interest payments on the direct capital instruments issued in November 2004 and the fixed rate tier 1 notes issued in May 2012 are treated as an appropriation of retained profits and, accordingly, are accounted for when paid. Tax relief is obtained at a rate of 21.50% (2013: 23.25%).

B10 - Insurance liabilities

This note analyses the Group insurance contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount
(i) Insurance liabilities (gross of reinsurance) at 31 December comprise:

			2014			2013
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	44,834	-	44,834	45,098	-	45,098
Unit-linked non-participating	7,963	-	7,963	8,714	-	8,714
Other non-participating	45,313	-	45,313	41,160	-	41,160
	98,110	-	98,110	94,972	-	94,972
Outstanding claims provisions	1,343	7,298	8,641	1,287	7,730	9,017
Provision for claims incurred but not reported	-	2,578	2,578	-	2,568	2,568
	1,343	9,876	11,219	1,287	10,298	11,585
Provision for unearned premiums	-	4,107	4,107	-	4,226	4,226
Provision arising from liability adequacy tests	-	10	10	-	10	10
Total	99,453	13,993	113,446	96,259	14,534	110,793
Less: Amounts classified as held for sale	-	(1)	(1)	(106)	(132)	(238)
	99,453	13,992	113,445	96,153	14,402	110,555

(ii) Change in insurance liabilities recognised as an expense
The purpose of the following table is to reconcile the change in insurance liabilities, net of reinsurance, shown on the income statement, to the change in insurance liabilities recognised as an expense in the relevant movement tables in this note. The components of the reconciliation are the change in provision for outstanding claims on long-term business (which is not included in a separate movement table), and the unwind of discounting on GI reserves (which is included within finance costs within the income statement). For general insurance and health business, the change in the provision for unearned premiums is not included in the reconciliation, as within the income statement, this is included within earned premiums.

2014	Gross £m	Reinsurance £m	Net £m
Long-term business liabilities
Change in long-term business provisions (note B10(b)(iv))	5,847	(376)	5,471
Change in provision for outstanding claims	128	4	132
	5,975	(372)	5,603
General insurance and health liabilities
Change in insurance liabilities (note B10(c)(iv) and B12(c)(ii))	(76)	49	(27)
Less: Unwind of discount on GI reserves and other	(9)	3	(6)
	(85)	52	(33)
Total change in insurance liabilities	5,890	(320)	5,570

	Continuing Operations			Discontinued Operations			Total
2013	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m
Long term business liabilities
Change in long term business provisions (note B10(b)(iv))	(2,423)	(164)	(2,587)	331	(19)	312	(2,092)	(183)	(2,275)
Change in provision for outstanding claims	75	(7)	68	(11)	11	-	64	4	68
	(2,348)	(171)	(2,519)	320	(8)	312	(2,028)	(179)	(2,207)
General insurance and health liabilities
Change in insurance liabilities (note B10(c)(iv) and B12c(ii))	(33)	64	31	-	-	-	(33)	64	31
Less: Unwind of discount on GI reserves and other	(15)	10	(5)	-	-	-	(15)	10	(5)
	(48)	74	26	-	-	-	(48)	74	26
Total change in insurance liabilities	(2,396)	(97)	(2,493)	320	(8)	312	(2,076)	(105)	(2,181)

B10 - Insurance liabilities continued
(b) Long-term business liabilities
(i) Business description
The Group underwrites long-term business in a number of countries as follows:
• In the UK mainly in:

-  New With-Profits sub-fund (NWPSF) of Aviva Life & Pensions UK (UKLAP), where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the Reattributed Inherited Estate External Support Account (RIEESA) (see below).

-  Old With-Profits sub-fund (OWPSF), With-Profits sub-fund (WPSF) and Provident Mutual sub-fund (PMSF) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance.

-  'Non-profit' funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds.

-  The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the 'lock-in' criteria set by the Reattribution Scheme have been met. The RIEESA has been used to write non-profit business and also to provide capital support to NWPSF.

• In France, where the majority of policyholders' benefits are determined by investment performance, subject to certain guarantees, and shareholders' profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.

• In other operations in Europe and Asia, a range of long-term insurance and savings products are written.

(ii) Group practice
The long-term business provision is calculated separately for each of the Group's life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, modified where necessary to reflect the requirements of the Companies Act 2006.
      Material judgment is required in calculating the provisions and is exercised particularly through the choice of assumptions where discretion is permitted. In turn, the assumptions used depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates. Where discount rate assumptions are based on current market yields on fixed interest securities, allowance is made for default risk implicit in the yields on the underlying assets.
      Bonuses paid during the year are reflected in claims paid, whereas those allocated as part of the bonus declaration are included in the movements in the long-term business provision.
      For UK with-profit life funds falling within the scope of the PRA realistic capital regime, and hence FRS 27, an amount may be recognised for the present value of future profits (PVFP) on non-participating business written in a with-profit fund where the determination of the realistic value of liabilities in that with-profit fund takes account, directly or indirectly, of this value. For our
UK with-profit funds, no adjustment for this value is made to the participating insurance and investment contract liabilities or the unallocated divisible surplus.

(iii) Methodology and assumptions
There are two main methods of actuarial valuation of liabilities arising under long-term insurance contracts - the net premium method and the gross premium method - both of which involve the discounting of projected premiums and claims.
      Under the net premium method, the premium taken into account in calculating the provision is determined actuarially, based on the valuation assumptions regarding discount rates, mortality and disability. The difference between this premium and the actual premium payable provides a margin for expenses. This method does not allow for voluntary early termination of the contract by the policyholder, and so no assumption is required for persistency.
      The gross premium method uses the amount of contractual premiums payable and includes explicit assumptions for interest and discount rates, mortality and morbidity, persistency and future expenses. These assumptions can vary by contract type and reflect current and expected future experience.

(a) UK
With-profit business
The valuation of with-profit business uses the methodology developed for the Realistic Balance Sheet, adjusted to remove the shareholders' share of future bonuses. The key elements of the Realistic Balance Sheet methodology are the with-profit benefit reserve (WPBR) and the present value of the expected cost of any payments in excess of the WPBR (referred to as the cost of future policy-related liabilities). The realistic liability for any contract is equal to the sum of the WPBR and the cost of future policy-related liabilities. The WPBR for an individual contract is generally calculated on a retrospective basis, and represents the accumulation of the premiums paid on the contract, allowing for investment return, taxation, expenses and any other charges levied on the contract.
      For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.
      The items included in the cost of future policy-related liabilities include:
• Maturity Guarantees;
• Guarantees on surrender, including no-MVR (Market Value Reduction) Guarantees and Guarantees linked to inflation
• Guaranteed Annuity Options;
• GMP (Guaranteed Minimum Pension) underpin on Section 32 transfers; and
• Expected payments under Mortgage Endowment Promise.

B10 - Insurance liabilities continued
The cost of future policy-related liabilities is determined using a market-consistent approach and, in the main, this is based on a stochastic model calibrated to market conditions at the end of the reporting period. Non-market-related assumptions (for example, persistency, mortality and expenses) are based on experience, adjusted to take into account future trends.
      The principal assumptions underlying the cost of future policy-related liabilities are as follows:

Future investment return
A 'risk-free' rate equal to the spot yield on UK swaps is used for the valuation of With-Profits business. The rates vary according to the outstanding term of the policy, with a typical rate as at 31 December 2014 of 1.88% (2013: 3.11%) for a policy with ten years outstanding.

Volatility of investment return
Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not.

Volatility	2014	2013
Equity returns	22.3%	22.1%
Property returns	15.0%	15.0%
Fixed interest yields	27.2%	16.3%

The equity volatility used depends on term, money-ness and region. The figure shown is for a sample UK equity, at the money, with a ten-year term. Fixed interest yield volatility is also dependent on term and money-ness. The figure shown is for a ten-year swap option with ten-year term, currently at the money.

Future regular bonuses
Annual bonus assumptions for 2015 have been set consistently with the year-end 2014 declaration. Future annual bonus rates reflect the principles and practices of each fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality
Mortality assumptions for with-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality table used	2014	2013
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

Allowance for future mortality improvement is in line with the rates shown for non-profit business below.

Non-profit business
The valuation of non-profit business is based on regulatory requirements, adjusted to remove certain regulatory reserves and margins in assumptions, notably for annuity business.  Conventional non-profit contracts, including those written in the with-profit funds, are valued using gross premium methods which discount projected future cash flows. The cash flows are calculated using the amount of contractual premiums payable, together with explicit assumptions for investment returns, inflation, discount rates, mortality, morbidity, persistency and future expenses. These assumptions vary by contract type and reflect current and expected future experience.
      For unit-linked and some unitised with-profit business, the provisions are valued by adding a prospective non-unit reserve to the bid value of units. The prospective non-unit reserve is calculated by projecting the future non-unit cash flows on the assumption that future premiums cease, unless it is more onerous to assume that they continue. Where appropriate, allowance for persistency is based on actual experience.
      Valuation discount rate assumptions are set with regard to yields on the supporting assets and the general level of long-term interest rates as measured by gilt yields. An explicit allowance for risk is included by restricting the yields for equities and properties with reference to a margin over long-term interest rates or by making an explicit deduction from the yields on corporate bonds, mortgages and deposits, based on historical default experience of each asset class. A further margin for risk is then deducted for all asset classes.
      The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option.

B10 - Insurance liabilities continued
Valuation discount rates for business in the non-profit funds are as follows:

Valuation discount rates	2014	2013
Assurances
Life conventional non-profit	1.7%	2.5%
Pensions conventional non-profit	2.1%	3.2%
Annuities
Conventional immediate and deferred annuities	1.3% to 3.3%	3.2% to 4.7%
Non-unit reserves on Unit Linked business
Life	1.7%	2.8%
Pensions	2.1%	3.5%
Income Protection
Active lives	1.8%	2.9%
Claims in payment - level	1.8%	3.1%
Claims in payment - index linked	(0.9)%	(0.6)%

The above valuation discount rates are after reduction for investment expenses and credit risk.  For conventional immediate annuity business the allowance for credit risk comprises long-term assumptions for defaults and downgrades, which vary by asset category and rating, and short-term supplementary allowances for higher expected defaults during the current economic conditions. The credit risk allowance made for corporate bonds and mortgages, including healthcare mortgages, held by Aviva Annuity UK Limited equated to 55 bps and 87 bps respectively at 31 December 2014 (2013: 48 bps and 124 bps respectively).  For corporate bonds, the allowance represented c40% of the average credit spread for the portfolio (2013: 44%). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including healthcare mortgages, was £1.9 billion (2013: £2.0 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio. Total liabilities for the annuity business were £34 billion at 31 December 2014 (2013: £30 billion).
      During 2014 there has been a change to the model and assumptions used to value certain equity release assets and the consequential impact on the liabilities that they back. The revised model derives a best estimate view on property growth and explicitly calculates the additional return that would be demanded by investors due to uncertainties in the asset cash flows. This results in a lower value of assets and a corresponding lower value of liabilities due to changes in the valuation interest rate. Changes in the Aviva Annuity UK Limited net asset value are driven by changes in the "No Negative Equity Guarantee" (NNEG) as any changes to asset values that are not driven by NNEG result in a corresponding offset to the liability values through a revised valuation interest rate. As a result the annuity liabilities have reduced by £452 million and the backing equity release mortgages have reduced by £278 million during the year.
      Mortality assumptions for non-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used	2014	2013
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Annuities in payment
Pensions business and general annuity business	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

For the main pensions annuity business in Aviva Annuity UK Limited, the underlying mortality assumptions for Males are 101.5% of PCMA00 (2013: 102.0% of PCMA00) with base year 2000; for Females the underlying mortality assumptions are 96.5% of PCFA00 (2013: 97.5% of PCFA00) with base year 2000.  Improvements are materially unchanged from prior year and are based on CMI_2013 with a long-term improvement rate of 1.75% for males and 1.5% for females, both with an addition of 0.5% to all future annual improvement. Year-specific adjustments are made to allow for selection effects due to the development of the Enhanced Annuity market.

(b) France
The majority of reserves arise from single premium savings products and are based on the accumulated fund values, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. For traditional business, the net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

	Valuation discount rates	Mortality tables used
	2014 and 2013	2014 and 2013
Life assurances	0% to 4.5%	TD73-77, TD88-90,TH00-02 TF00-02, H_AVDBS, F_AVDBS H_SSDBS, F_SSDBS
Annuities	0% to 4.5%	TGF05/TGH05

B10 - Insurance liabilities continued
(c) Other countries
In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements
The following movements have occurred in the gross long-term business provisions during the year:

	2014 £m	20131 £m
Carrying amount at 1 January	94,972	131,190
Provisions in respect of new business	4,796	5,671
Expected change in existing business provisions	(5,806)	(8,015)
Variance between actual and expected experience	1,383	2,871
Impact of operating assumption changes	(1,118)	428
Impact of economic assumption changes	6,819	(2,812)
Other movements	(227)	(235)
Change in liability recognised as an expense	5,847	(2,092)
Effect of portfolio transfers, acquisitions and disposals2	(805)	(34,441)
Foreign exchange rate movements	(1,904)	509
Other movements	-	(194)
Carrying amount at 31 December	98,110	94,972

1 The 2013 comparatives include US Life in each line of the analysis up to the "effect of portfolio transfers, acquisitions and disposals" item.
2    The movement during 2014 includes £103 million related to the disposal of Eurovita, £696 million related to the disposal of CxG and £6 million related to the restructuring of our operations in Indonesia.

The variance between actual and expected experience of £1.4 billion in 2014 is primarily due to the impact of favourable property returns on liabilities for unit-linked and participating contracts in the UK and Ireland. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Less significant variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors in Italy and Spain.
      The impact of operating assumption changes of £1.1 billion in 2014 reduces the carrying value of insurance liabilities and relates mainly to longevity and expense releases in the UK business (with the impact on profit significantly offset by a corresponding reduction in reinsurance assets).
      The £6.8 billion impact of economic assumption changes reflects reductions in valuation interest rates, primarily in respect of immediate annuity and participating insurance contracts in the UK.
      For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note B13, together with the impact of movements in related non-financial assets.

(c) General insurance and health liabilities
(i) Provisions for outstanding claims
Delays occur in the notification and settlement of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. The reserves for general insurance and health business are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.
     Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (LAE) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.
      The Group only establishes loss reserves for losses that have already occurred. The Group therefore does not establish catastrophe equalisation reserves that defer a share of income in respect of certain lines of business from years in which a catastrophe does not occur to future periods in which catastrophes may occur. When calculating reserves, the Group takes into account estimated future recoveries from salvage and subrogation, and a separate asset is recorded for expected future recoveries from reinsurers after considering their collectability.
      The table below shows the split of total general insurance and health outstanding claim provisions and IBNR provisions, gross of reinsurance, by major line of business.

		As at 31 December 2014			As at 31 December 2013
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	3,510	1,130	4,640	3,724	1,001	4,725
Property	1,402	67	1,469	1,493	180	1,673
Liability	1,916	1,224	3,140	2,035	1,208	3,243
Creditor	25	21	46	26	18	44
Other	445	136	581	452	161	613
	7,298	2,578	9,876	7,730	2,568	10,298

B10 - Insurance liabilities continued
(ii) Discounting
Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

	Rate		Mean term of liabilities
Class	2014	2013	2014	2013
Reinsured London Market business	2.1%	2.5%	10 years	12 years
Latent claims	0.16% to 2.75%	0.36% to 3.76%	6 to 15 years	6 to 15 years
Structured settlements	2.0%	2.8%	35 years	35 years

The gross outstanding claims provision before discounting was £10,326 million (2013: £10,914 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.
      The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 6 and 15 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period is reflected outside of operating profit as an economic assumption change.
      During 2014, the Group has seen a reduction in the number of new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis.

(iii) Assumptions
Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are set by skilled claims technicians and established case setting procedures. Claim technicians apply their experience and knowledge to the circumstances of individual claims. They take into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for estimate authorisation.
      No adjustments are made to the claims technicians' case estimates included in booked claim provisions, except for rare occasions when the estimated ultimate cost of individual large or unusual claims may be adjusted, subject to internal reserve committee approval, to allow for uncertainty regarding, for example, the outcome of a court case. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate.
      Claim development is separately analysed for each geographic area, as well as by each line of business. Certain lines of business are also further analysed by claim type or type of coverage. In addition, large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.
      The assumptions used in most non-life actuarial projection techniques, including future rates of claims inflation or loss ratio assumptions, are implicit in the historical claims development data on which the projections are based. Additional qualitative judgement is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome, from a range of possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not, however, result in the quantification of a reserve range.
      The following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims
The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long-tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group's latent claims. The key assumptions underlying the estimation of these claims include claim numbers, the base average cost per claim, future inflation in the average cost of claims and legal fees.
      The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £245 million (2013: £235 million) greater than the best estimate, or £75 million (2013: £70 million) lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities
The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2014, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £120 million (2013: £90 million), excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note B19.

B10 - Insurance liabilities continued
Allowance for risk and uncertainty
The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.
      Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves.
      Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes. The process for setting this discount rate is under review. The timing of the conclusion of this review is unclear and it is still uncertain whether or by how much the rate will change. However an allowance has been included in provisions for a change in the Ogden discount rates. A reduction in the Ogden discount rates would increase lump sum payments to UK bodily injury claimants.

(iv) Movements
The following changes have occurred in the general insurance and health claims provisions during the year:

	2014 £m	2013 £m
Carrying amount at 1 January	10,298	10,554
Impact of changes in assumptions	211	(80)
Claim losses and expenses incurred in the current year	5,950	6,337
Decrease in estimated claim losses and expenses incurred in prior years	(329)	(237)
Incurred claims losses and expenses	5,832	6,020
Less:
Payments made on claims incurred in the current year	(3,253)	(3,352)
Payments made on claims incurred in prior years	(2,933)	(3,001)
Recoveries on claim payments	269	285
Claims payments made in the year, net of recoveries	(5,917)	(6,068)
Unwind of discounting	9	15
Changes in claims reserve recognised as an expense	(76)	(33)
Effect of portfolio transfers, acquisitions and disposals	(121)	(44)
Foreign exchange rate movements	(222)	(178)
Other movements	(3)	(1)
Carrying amount at 31 December	9,876	10,298

The effect of changes in the main assumptions is given in note B13.

(d) Loss development tables
(i) Description of tables
The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2005 to 2014. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2005, by the end of 2014 £6,537 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £7,106 million was re-estimated to be £6,612 million at 31 December 2014.
      The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.
      The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. The Group establishes strong reserves in respect of the current accident year (2014) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.
      Key elements of the release from prior accident year general insurance and health net provisions during 2014 were:
• £112 million release from UK & Ireland due to favourable development in UK & Ireland on personal and commercial motor, and commercial property claims.
• £97 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.
• £15 million release from Europe mainly due to favourable development in France and Italy, partly offset by strengthening of motor third party claims in Turkey.
      Key elements of the movement in prior accident year general insurance and health net provisions during 2013 were:
• £32 million release from UK & Ireland, including Group reinsurance business, mainly due to favourable development in health, commercial motor and commercial liability in Ireland, slightly offset by a small strengthening in the UK.

• £160 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.
• £9 million release from Europe mainly due to favourable development across a number of lines of business in France.

B10 - Insurance liabilities continued
(ii) Gross figures
Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	2014 £m	Total £m
Gross cumulative claim payments
At end of accident year		(3,345)	(3,653)	(4,393)	(4,915)	(3,780)	(3,502)	(3,420)	(3,055)	(3,068)	(3,102)
One year later		(5,011)	(5,525)	(6,676)	(7,350)	(5,464)	(5,466)	(4,765)	(4,373)	(4,476)
Two years later		(5,449)	(5,971)	(7,191)	(7,828)	(6,102)	(5,875)	(5,150)	(4,812)
Three years later		(5,784)	(6,272)	(7,513)	(8,304)	(6,393)	(6,163)	(5,457)
Four years later		(6,001)	(6,531)	(7,836)	(8,607)	(6,672)	(6,405)
Five years later		(6,156)	(6,736)	(8,050)	(8,781)	(6,836)
Six years later		(6,311)	(6,936)	(8,144)	(8,906)
Seven years later		(6,467)	(7,015)	(8,224)
Eight years later		(6,496)	(7,062)
Nine years later		(6,537)
Estimate of gross ultimate claims
At end of accident year		7,106	7,533	8,530	9,508	7,364	6,911	6,428	6,201	6,122	5,896
One year later		6,938	7,318	8,468	9,322	7,297	7,006	6,330	6,028	6,039
Two years later		6,813	7,243	8,430	9,277	7,281	6,950	6,315	6,002
Three years later		6,679	7,130	8,438	9,272	7,215	6,914	6,292
Four years later		6,603	7,149	8,409	9,235	7,204	6,912
Five years later		6,605	7,167	8,446	9,252	7,239
Six years later		6,591	7,167	8,381	9,213
Seven years later		6,596	7,176	8,381
Eight years later		6,604	7,184
Nine years later		6,612
Estimate of gross ultimate claims		6,612	7,184	8,381	9,213	7,239	6,912	6,292	6,002	6,039	5,896
Cumulative payments		(6,537)	(7,062)	(8,224)	(8,906)	(6,836)	(6,405)	(5,457)	(4,812)	(4,476)	(3,102)
	2,575	75	122	157	307	403	507	835	1,190	1,563	2,794	10,528
Effect of discounting	(447)	3	1	-	(4)	(3)	-	-	-	-	-	(450)
Present value	2,128	78	123	157	303	400	507	835	1,190	1,563	2,794	10,078
Cumulative effect of foreign exchange movements	-	8	12	7	(25)	(30)	(42)	(50)	(51)	(38)	-	(209)
Effect of acquisitions	2	1	4	-	-	-	-	-	-	-	-	7
Present value recognised in the statement of financial position	2,130	87	139	164	278	370	465	785	1,139	1,525	2,794	9,876

B10 - Insurance liabilities continued
(iii) Net of reinsurance
After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	2014 £m	Total £m
Net cumulative claim payments
At end of accident year		(3,281)	(3,612)	(4,317)	(4,808)	(3,650)	(3,386)	(3,300)	(2,925)	(2,905)	(2,972)
One year later		(4,925)	(5,442)	(6,542)	(7,165)	(5,286)	(5,242)	(4,578)	(4,166)	(4,240)
Two years later		(5,344)	(5,881)	(7,052)	(7,638)	(5,885)	(5,637)	(4,963)	(4,575)
Three years later		(5,671)	(6,181)	(7,356)	(8,094)	(6,177)	(5,905)	(5,263)
Four years later		(5,892)	(6,434)	(7,664)	(8,356)	(6,410)	(6,137)
Five years later		(6,039)	(6,625)	(7,852)	(8,515)	(6,568)
Six years later		(6,188)	(6,724)	(7,942)	(8,626)
Seven years later		(6,245)	(6,789)	(8,004)
Eight years later		(6,294)	(6,831)
Nine years later		(6,318)
Estimate of net ultimate claims
At end of accident year		6,982	7,430	8,363	9,262	7,115	6,650	6,202	5,941	5,838	5,613
One year later		6,818	7,197	8,302	9,104	7,067	6,751	6,103	5,765	5,745
Two years later		6,688	7,104	8,244	9,028	7,036	6,685	6,095	5,728
Three years later		6,544	6,996	8,249	9,007	6,978	6,644	6,077
Four years later		6,476	6,980	8,210	8,962	6,940	6,634
Five years later		6,448	6,992	8,221	8,949	6,977
Six years later		6,397	6,939	8,149	8,926
Seven years later		6,372	6,938	8,143
Eight years later		6,385	6,947
Nine years later		6,384
Estimate of net ultimate claims		6,384	6,947	8,143	8,926	6,977	6,634	6,077	5,728	5,745	5,613
Cumulative payments		(6,318)	(6,831)	(8,004)	(8,626)	(6,568)	(6,137)	(5,263)	(4,575)	(4,240)	(2,972)
	1,623	66	116	139	300	409	497	814	1,153	1,505	2,641	9,263
Effect of discounting	(287)	3	1	-	(4)	(3)	-	-	-	-	-	(290)
Present value	1,336	69	117	139	296	406	497	814	1,153	1,505	2,641	8,973
Cumulative effect of foreign exchange movements	-	7	12	7	(25)	(29)	(40)	(48)	(50)	(35)	-	(201)
Effect of acquisitions	2	1	4	-	-	-	-	-	-	-	-	7
Present value recognised in the statement of financial position	1,338	77	133	146	271	377	457	766	1,103	1,470	2,641	8,779

In the loss development tables shown above, the cumulative claim payments and estimates of cumulative claims for each accident year are translated into sterling at the exchange rates that applied at the end of that accident year. The impact of using varying exchange rates is shown at the bottom of each table. Disposals are dealt with by treating all outstanding and IBNR claims of the disposed entity as 'paid' at the date of disposal.
      The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2005. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at 31 December 2014 were £984 million (2013: £976 million). The movement in the year reflects reclassification from other commercial liability provisions of £65 million partly offset by favourable claims development of £12 million in the UK (2013: £5 million strengthening), other decreases in undiscounted provisions of £12 million (2013: £2 million), claim payments net of reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums
Movements
The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2014 £m	2013 £m
Carrying amount at 1 January	4,226	4,441
Premiums written during the year	8,943	9,361
Less: Premiums earned during the year	(8,935)	(9,497)
Change in UPR recognised as income	8	(136)
Gross portfolio transfers and disposals	(31)	-
Foreign exchange rate movements	(96)	(79)
Carrying amount at 31 December	4,107	4,226

B11 - Liability for investment contracts
This note analyses our investment contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount
The liability for investment contracts (gross of reinsurance) at 31 December comprised:

Long-term business	2014 £m	2013 £m
Participating contracts	67,232	70,628
Non-participating contracts at fair value	50,013	48,140
Non-participating contracts at amortised cost	-	-
	50,013	48,140
Total	117,245	118,768
Less: Amounts classified as held for sale	-	(2,710)
	117,245	116,058

(b) Long-term business investment liabilities
Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.
      Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities as described in note B10. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.
      For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated divisible surplus.
      Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost. Following the disposal of the US, we currently have no non-participating investment contracts measured at amortised cost.
      Of the non-participating investment contracts measured at fair value, £49,737 million in 2014 are unit linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves, if required, on a fair value basis. These contracts are generally classified as 'Level 1' in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number of units in issue, and any non-unit reserve is insignificant.
      For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term.
      For non-participating investment contracts, deposits collected and amounts withdrawn are not shown on the income statement, but are accounted for directly through the statement of financial position as an adjustment to the gross liabilities for investment contracts. The associated change in investment contract provisions shown on the income statement consists of the attributed investment return. Participating investment contracts are treated consistently with insurance contracts with the change in investment contract provisions primarily consisting of the movement in participating investment contract liabilities (net of reinsurance) over the reporting period.

(c) Movements in the year
The following movements have occurred in the gross provisions for investment contracts in the year:

(i) Participating investment contracts

	2014 £m	2013 £m
Carrying amount at 1 January	70,628	66,849
Provisions in respect of new business	4,144	3,421
Expected change in existing business provisions	(1,972)	(2,243)
Variance between actual and expected experience	713	1,085
Impact of operating assumption changes	14	329
Impact of economic assumption changes	303	(301)
Other movements	16	(47)
Change in liability recognised as an expense	3,218	2,244
Effect of portfolio transfers, acquisitions and disposals1	(2,671)	(39)
Foreign exchange rate movements	(3,943)	1,380
Other movements2	-	194
Carrying amount at 31 December	67,232	70,628

1 The movements during 2014 related to the disposal of Eurovita.

2 Other movements (outside change in liability recognised as an expense) in 2013 of £194 million represented the reclassification of liabilities from insurance to participating investment in Eurovita.

Page 69

B11 - Liability for investment contracts continued
For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit.
      The variance between actual and expected experience of £0.7 billion is driven by favourable property returns on liabilities in the UK. Additionally, minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the analysis shows the resulting movement in the carrying value of participating investment contract liabilities. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note B13, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2014 £m	20131 £m
Carrying amount at 1 January	48,140	47,699
Provisions in respect of new business	2,273	3,386
Expected change in existing business provisions	(1,442)	(2,698)
Variance between actual and expected experience	1,575	3,122
Impact of operating assumption changes	2	4
Impact of economic assumption changes	11	1
Other movements	8	46
Change in liability	2,427	3,861
Effect of portfolio transfers, acquisitions and disposals2	(20)	(3,785)
Foreign exchange rate movements	(534)	365
Carrying amount at 31 December	50,013	48,140

1    The 2013 comparatives include US business in each line of the analysis up to the effect of portfolio transfers, acquisitions and disposals item.
2 The movements during 2014 relate primarily to the disposal of Eurovita. 2013 related to the disposals of US Life and Ark Life.

For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. The variance between actual and expected experience of £1.6 billion is primarily driven by the impact of favourable movements in property returns on liabilities for unit linked contracts in UK and Ireland. In addition there are variances in Italy due to lower lapses than expected.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities. The impacts of assumption changes on profit are included in the effect of changes in assumptions and estimates during the year shown in note B13, which combines participating and non-participating investment contracts together with the impact of movements in related non-financial assets.

B12 - Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts
The reinsurance assets at 31 December comprised:

	2014 £m	2013 £m
Long-term business
Insurance contracts	4,032	3,734
Participating investment contracts	3	2
Non-participating investment contracts1	2,533	2,048
	6,568	5,784
Outstanding claims provisions	43	53
	6,611	5,837
General insurance and health
Outstanding claims provisions	724	849
Provisions for claims incurred but not reported	373	315
	1,097	1,164
Provisions for unearned premiums	250	256
	1,347	1,420
	7,958	7,257
Less: Amounts classified as held for sale	-	(37)
Total	7,958	7,220

1    Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk. The reinsurance assets classified as non-participating investment contracts are financial instruments measured at fair value through profit or loss.

Of the above total, £5,974 million (2013: £5,553 million) is expected to be recovered more than one year after the statement of financial position date.

(b) Assumptions
The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

B12 - Reinsurance assets continued
(c) Movements
The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2014 £m	2013 £m
Carrying amount at 1 January	5,784	5,972
Asset in respect of new business	316	268
Expected change in existing business asset	7	19
Variance between actual and expected experience	536	454
Impact of operating assumption changes	(585)	247
Impact of economic assumption changes	554	(426)
Other movements	34	81
Change in asset	862	643
Effect of portfolio transfers, acquisitions and disposals1	(13)	(873)
Foreign exchange rate movements	(65)	42
Carrying amount at 31 December	6,568	5,784

1    The movements during 2014 includes £12 million related to the disposal of Eurovita and £1 million related to the disposal of CxG. Prior year movements primarily relates to the disposal of US Life in 2013.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. The changes to the reinsurance asset from assumption changes mainly relates to business in the UK and Ireland, with corresponding movements in gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note B13, together with the impact of movements in related liabilities and other non-financial assets.

 (ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2014 £m	2013 £m
Carrying amount at 1 January	1,164	1,254
Impact of changes in assumptions	65	(45)
Reinsurers' share of claim losses and expenses
Incurred in current year	292	312
Incurred in prior years	(105)	(32)
Reinsurers' share of incurred claim losses and expenses	187	280
Less:
Reinsurance recoveries received on claims
Incurred in current year	(131)	(169)
Incurred in prior years	(173)	(140)
Reinsurance recoveries received in the year	(304)	(309)
Unwind of discounting	3	10
Change in reinsurance asset recognised as income	(49)	(64)
Effect of portfolio transfers, acquisitions and disposals	(31)	(9)
Foreign exchange rate movements	8	(11)
Other movements	5	(6)
Carrying amount at 31 December	1,097	1,164

(iii) Reinsurers' share of the provision for UPR

	2014 £m	2013 £m
Carrying amount at 1 January	256	248
Premiums ceded to reinsurers in the year	643	641
Less: Reinsurers' share of premiums earned during the year	(634)	(643)
Change in reinsurance asset recognised as income	9	(2)
Reinsurers' share of portfolio transfers and acquisitions	(2)	7
Foreign exchange rate movements	(10)	-
Other movements	(3)	3
Carrying amount at 31 December	250	256

B13 - Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2013 to 2014, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This note only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2014 £m	Effect on profit 2013 £m
Assumptions
Long-term insurance business
Interest rates	(4,578)	1,389
Expenses	75	3
Persistency rates	15	(1)
Mortality for assurance contracts	20	8
Mortality for annuity contracts	283	85
Tax and other assumptions	75	20
Investment contracts
Interest rates	(2)	-
Expenses	-	-
Persistency rates	-	-
Tax and other assumptions	-	-
General insurance and health business
Change in loss ratio assumptions	-	3
Change in discount rate assumptions	(145)	33
Change in expense ratio and other assumptions	1	-
Total	(4,256)	1,540

The impact of interest rates on long-term business relates primarily to UK annuities, where a reduction in the valuation interest rates has increased liabilities. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.
      There has been a release of expense reserves for the UK annuity business as a result of continuing restructuring and process improvements, reducing the current and long term cost base and a release of mortality reserves following the annual review of experience, most of which relates to annuitant mortality.
      Tax and other assumptions includes the effect of changes in the equity release default assumptions used to derive the valuation interest rate for UK annuities resulting in a £163 million reduction in annuity liabilities (changes in other default risk assumptions are included within "interest rate" changes). This is partially offset by a write down of DAC in the UK in part to include the impact of the DWP announcement of a 0.75% charge cap and ban on active member discounts.
      The adverse change in discount rate assumptions on general insurance and health business of £145 million (FY13: £33 million favourable) arises mainly as a result of a decrease in the swap rates used to discount latent claims reserves and periodic payment orders.

B14 - Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. Therefore the expected duration for settlement of the UDS is not defined.
      This note shows the movements in the UDS during the year.

	2014 £m	2013 £m
Carrying amount at 1 January	6,709	6,986
Change in participating contract assets	3,087	(262)
Change in participating contract liabilities	299	(22)
Other movements	(22)	4
Change in liability recognised as an expense	3,364	(280)
Effect of portfolio transfers, acquisitions and disposals	(131)	(115)
Foreign exchange rate movements	(444)	118
Other movements	(31)	-
Carrying amount at 31 December	9,467	6,709
Less: Amounts classified as held for sale	-	4
	9,467	6,713

The amount of UDS has increased to £9.5 billion at 31 December 2014 (2013: £6.7 billion) driven primarily by positive investment market movements in Continental Europe. These have mainly been caused by the significant appreciation of assets due to the fall in Eurozone government and corporate bond yields during the year.
      Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. Any negative balances are tested for recoverability using embedded value methodology and in line with local accounting practice. Testing is conducted at a participating fund-level within each life entity.
      Following the reversal of previous losses, all Italian participating funds at 31 December 2014 had positive UDS balances with the exception of one very small fund. The method for estimation of the recoverable negative UDS balance uses a real-world embedded value method, with a risk-discount rate of 5.00% (2013: 6.60%). The embedded value method includes an implicit allowance for the time value of options and guarantees. The negative UDS balance in Italy was tested for recoverability and £0.1 million of negative UDS was considered irrecoverable (2013: £42 million, of which £39 million was for Eurovita). Following this there are no longer any negative UDS balances in Italy at 31 December 2014. The total UDS balance in Italy was £953 million positive at 31 December 2014 (2013: £205 million positive).
      In Spain, all participating funds had positive UDS balances at 31 December 2014, and consequently testing of negative UDS was not required. The carrying value of UDS was £248 million positive (2013: £132 million positive).

B15 - Borrowings

Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings
Total borrowings comprise:

	2014 £m	2013 £m
Core structural borrowings, at amortised cost	5,310	5,125
Operational borrowings, at amortised cost	696	1,410
Operational borrowings, at fair value	1,372	1,313
	2,068	2,723
	7,378	7,848
Less: Amounts classified as held for sale	-	(29)
	7,378	7,819

(b) Movements during the year
Movements in borrowings during the year were:

			2014			2013
	Core Structural £m	Operational £m	Total £m	Core Structural £m	Operational £m	Total £m
New borrowings drawn down, excluding commercial paper, net of expenses	552	1	553	554	184	738
Repayment of borrowings, excluding commercial paper	(241)	(372)	(613)	(546)	(347)	(893)
Movement in commercial paper1	1	-	1	(50)	-	(50)
Net cash inflow/(outflow)	312	(371)	(59)	(42)	(163)	(205)
Foreign exchange rate movements	(132)	(5)	(137)	24	(42)	(18)
Borrowings acquired/(loans repaid) for non-cash consideration2	-	(321)	(321)	-	(183)	(183)
Fair value movements	-	70	70	-	(4)	(4)
Amortisation of discounts and other non-cash items	5	(29)	(24)	5	(21)	(16)
Movements in debt held by Group companies3	-	1	1	(1)	(49)	(50)
Movements in the year	185	(655)	(470)	(14)	(462)	(476)
Balance at 1 January	5,125	2,723	7,848	5,139	3,185	8,324
Balance at 31 December	5,310	2,068	7,378	5,125	2,723	7,848

1 Gross issuances of commercial paper were £1,830 million in 2014 (2013: £1,583 million), offset by repayments of £1,829 million (2013: £1,633 million).
2 Includes borrowings disposed of / repaid as part of the disposal of US Life in 2013 of £179 million.
3    Certain subsidiary companies have purchased issued subordinated notes and securitised loan notes as part of their investment portfolios. In the consolidated statement of financial position, borrowings are shown net of these holdings but movements in such holdings over the year are reflected in the tables above.

All movements in fair value in 2013 and 2014 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions.

B16 - Pension obligations

The Group operates a number of defined benefit and defined contribution pension schemes. The material defined benefit schemes are in the UK, Ireland, and Canada with the main UK scheme being the largest. The assets and liabilities of these defined benefit schemes as at 31 December 2014 are shown below.

				2014				2013
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Total fair value of scheme assets	14,733	483	258	15,474	11,734	431	233	12,398
Present value of defined benefit obligation	(12,079)	(748)	(343)	(13,170)	(11,185)	(640)	(334)	(12,159)
Net surpluses/(deficits) in the schemes	2,654	(265)	(85)	2,304	549	(209)	(101)	239

Surpluses included in other assets	2,695	-	-	2,695	606	-	-	606
Deficits included in provisions	(41)	(265)	(85)	(391)	(57)	(209)	(101)	(367)
	2,654	(265)	(85)	2,304	549	(209)	(101)	239

B16 - Pension obligations continued
Movements in the scheme deficits and surpluses
Movements in the pension schemes' surpluses and deficits comprise:

2014	Fair Value of Scheme Assets £m	Present Value of defined benefit obligation £m	IAS 19 Pensions net surplus/ (deficits) £m
Net surplus in the schemes at 1 January	12,398	(12,159)	239
Administrative expenses1	-	(27)	(27)
Total pension cost charged to expenses	-	(27)	(27)
Net interest credited/(charged) to investment income/(finance costs)2	542	(522)	20
Total recognised in income from continuing operations	542	(549)	(7)

Remeasurements:
Actual return on scheme assets	3,135	-	3,135
Less: Interest income on scheme assets	(542)	-	(542)
Return on scheme assets excluding amounts in interest income	2,593	-	2,593
Losses from change in financial assumptions	-	(1,063)	(1,063)
Gains from change in demographic assumptions	-	150	150
Experience losses	-	(18)	(18)
Total remeasurements recognised in other comprehensive income from continuing operations	2,593	(931)	1,662

Employer contributions	391	-	391
Employee contributions	-	-	-
Benefits paid	(385)	385	-
Administrative expenses paid from scheme assets1	(27)	27	-
Foreign exchange rate movements	(38)	57	19
Net surplus in the schemes at 31 December	15,474	(13,170)	2,304

1 Administrative expenses are expensed as incurred.
2 Net interest income of £33 million has been credited to investment income and net interest expense of £13 million has been charged to finance costs.
3 Total recognised in income from discontinued operations is £nil and total remeasurements recognised in other comprehensive income from discontinued operations is £nil.

The increase in the net surplus in the pension schemes was primarily due to positive asset performance driven by a fall in interest rates. This was partially offset by an increase in the defined benefit obligation due to a fall in discount rate. Within the discount rate the adverse impact from the fall in interest rates was partly countered by the benefit from a widening of the spread between UK corporate bond yields and gilt yields.

2013	Fair Value of Scheme Assets £m	Present Value of defined benefit obligation £m	IAS 19 Pensions net surplus/ (deficits) £m
Net surplus in the schemes at 1 January	12,281	(11,675)	606
Current service costs	-	(4)	(4)
Past service costs - amendments1	-	142	142
Past service costs - curtailment gain	-	5	5
Administrative expenses2	-	(18)	(18)
Total pension cost charged to net operating expenses	-	125	125
Net interest credited/(charged) to investment income/(finance costs)3	543	(506)	37
Total recognised in income from continuing operations	543	(381)	162

Remeasurements:
Actual return on scheme assets	366	-	366
Less: Interest income on scheme assets	(543)	-	(543)
Return on scheme assets excluding amounts in interest income	(177)	-	(177)
Losses from change in financial assumptions	-	(730)	(730)
Gains from change in demographic assumptions	-	186	186
Experience gains	-	47	47
Total remeasurements recognised in other comprehensive income from continuing operations	(177)	(497)	(674)

Employer contributions	149	-	149
Employee contributions	1	(1)	-
Benefits paid	(371)	371	-
Administrative expenses paid from scheme assets2	(18)	18	-
Foreign exchange rate movements	(10)	6	(4)
Net surplus in the schemes at 31 December	12,398	(12,159)	239

1 Includes £145 million gain relating to plan amendments in Ireland.
2 Administrative expenses are expensed as incurred.
3 Net interest income of £57 million has been credited to investment income and net interest expense of £20 million has been charged to finance costs.
4 Total recognised in income from discontinued operations is £nil and total remeasurements recognised in other comprehensive income from discontinued operations is £nil.

B17 - Cash and cash equivalents

Cash and cash equivalents in the statement of cash flows at 31 December comprised:

	2014 £m	Restated1 2013 £m
Cash and cash equivalents	23,105	26,131
Cash and cash equivalents of operations classified as held for sale	9	351
Bank overdrafts	(550)	(493)
Net cash and cash equivalents at 31 December	22,564	25,989

1 The statement of cash flows and the statement of financial position have been restated for the adoption of amendments to IAS 32 'Financial Instruments: Presentations' - see note B2 for details.

B18 - Related party transactions

This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.
      The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.

Services provided to, and by related parties

				2014				2013
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m
Associates	7	(2)	-	-	3	(3)	-	11
Joint ventures	28	-	-	154	51	-	-	56
Employee pension schemes	11	-	-	3	12	-	-	9
	46	(2)	-	157	66	(3)	-	76

Transactions with joint ventures in the UK relate to the property management undertakings. Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities. Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
      Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies.
      The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.

B19 - Risk management

This note sets out the major risks our businesses and its shareholders face and describes the Group's approach to managing these. It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in the Group's earnings and capital position.

(a) Risk management framework
The risk management framework (RMF) in Aviva forms an integral part of the management and Board processes and decision-making framework across the Group. The key elements of our risk management framework comprise risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles and responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing.
      For the purposes of risk identification and measurement, and aligned to Aviva's risk policies, risks are usually grouped by risk type: credit, market, liquidity, life insurance, general insurance, asset management and operational risk. Risks falling within these types may affect a number of metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation or as conduct risk.
      To promote a consistent and rigorous approach to risk management across all businesses we have a set of risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group's worldwide operations. On a semi-annual basis the business chief executive officers and chief risk officers sign-off compliance with these policies and standards, providing assurance to the relevant oversight committees that there is a consistent framework for managing our business and the associated risks.
      A regular top-down key risk identification and assessment process is carried out by the risk function. This includes the consideration of emerging risks and is supported by deeper thematic reviews. This process is replicated at the business unit level. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.
      Risk models are an important tool in our measurement of risks and are used to support the monitoring and reporting of the risk profile and in the consideration of the risk management actions available. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged.

B19 - Risk management continued
Roles and responsibilities for risk management in Aviva are based around the 'three lines of defence model' where ownership for risk is taken at all levels in the Group. Line management in the business is accountable for risk management, including the implementation of the risk management framework and embedding of the risk culture. The risk function is accountable for quantitative and qualitative oversight and challenge of the IMMMR process and for developing the risk management framework. Internal Audit provides an independent assessment of the risk framework and internal control processes.
      Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee and Governance Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk the business is willing to take. Risk appetites are set relative to capital, liquidity and franchise value at Group and in the business units. Economic capital risk appetites are also set for each risk type. The Group's position against risk appetite is monitored and reported to the Board on a regular basis. The oversight of risk and risk management at the Group level is supported by the Asset Liability Committee (ALCO), which focuses on business and financial risks, and the Operational Risk Committee (ORC) which focuses on operational and reputational risks. Similar committee structures with equivalent terms of reference exist in the business units.
      Further information on the types and management of specific risk types is given in sections (b) - (j) below.
      The risk management framework of a small number of our joint ventures and strategic equity holdings differs from the Aviva framework outlined in this note. We work with these entities to understand how their risks are managed and to align them, where possible, with Aviva's framework.

(b) Credit risk
Credit risk is the risk of financial loss as a result of the default or failure of third parties to meet their payment obligations to Aviva, or variations in market values as a result of changes in expectations related to these risks. Credit risk is an area where we can provide the returns required to satisfy policyholder liabilities and to generate returns for our shareholders. In general we prefer to take credit risk over equity and property risks, due to the better expected risk adjusted return, our credit risk analysis capability and the structural investment advantages conferred to insurers with long-dated, relatively illiquid liabilities.
      Our approach to managing credit risk recognises that there is a risk of adverse financial impact resulting from fluctuations in credit quality of third parties including default, rating transition and credit spread movements. Our credit risks arise principally through exposures to debt security investments, structured asset investments, bank deposits, derivative counterparties, mortgage lending and reinsurance counterparties.
      The Group manages its credit risk at business unit and Group level. All business units are required to implement credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a Group limit framework that must be adhered to by all.
A detailed breakdown of the Group's current credit exposure by credit quality is shown below.

(i) Financial exposures by credit ratings
Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as sub-investment grade. The following table provides information regarding the aggregated credit risk exposure of the Group for financial assets with external credit ratings, excluding assets 'held for sale'. 'Not rated' assets capture assets not rated by external ratings agencies.

As at 31 December 2014	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale	Less: Amounts classified as held for sale	Carrying value £m
Debt securities	13.6%	35.6%	21.3%	21.9%	2.1%	5.5%	131,661	-	131,661
Reinsurance assets	0.3%	71.3%	21.9%	0.1%	0.0%	6.4%	7,958	-	7,958
Other investments	0.0%	0.1%	1.3%	0.0%	0.2%	98.4%	35,358	-	35,358
Loans	1.3%	9.0%	2.1%	0.2%	0.0%	87.4%	25,260	-	25,260
Total							200,237	-	200,237

As at 31 December 2013 restated1	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale	Less: Amounts classified as held for sale	Carrying value £m
Debt securities	13.0%	33.1%	20.8%	24.9%	2.8%	5.4%	126,805	(2,420)	124,385
Reinsurance assets	0.3%	53.6%	37.1%	1.1%	0.1%	7.8%	7,257	(37)	7,220
Other investments	0.0%	0.2%	0.7%	1.0%	0.1%	98.0%	32,517	(201)	32,316
Loans	3.8%	12.1%	1.2%	0.0%	0.3%	82.6%	23,879	-	23,879
Total							190,458	(2,658)	187,800

1 Restated for the adoption of amendments to IAS 32 'Financial Instruments: Presentation' - see note B2 for details.

B19 - Risk management continued
(ii) Financial exposures to peripheral European countries and worldwide banks
Included in our debt securities and other financial assets are exposures to peripheral European countries and worldwide banks. We continued in 2014 to limit our direct shareholder and participating assets exposure to the governments (including local authorities and agencies) and banks of Greece, Portugal, Italy and Spain, which has benefitted from an increase in market values. The completion of the disposal of the Group's interest in Eurovita has resulted in a reduction of our exposure to Italian sovereign and corporate debt. In light of the improving economic situation in Ireland, we have made a modest increase in our exposure to Irish sovereign debt during 2014. Information on our exposures to peripheral European sovereigns and banks is provided in notes D.3.3.5. We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets.

(iii) Other investments
Other investments (including assets of operations classified as held for sale) include unit trusts and other investment vehicles; derivative financial instruments, representing positions to mitigate the impact of adverse market movements; and other assets includes deposits with credit institutions and minority holdings in property management undertakings.
      The credit quality of the underlying debt securities within investment vehicles is managed by the safeguards built into the investment mandates for these funds which determine the funds' risk profiles. At the Group level, we also monitor the asset quality of unit trusts and other investment vehicles against Group set limits.
      A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall appetite for market risk.

(iv) Loans
The Group loan portfolio principally comprises:
• Policy loans which are generally collateralised by a lien or charge over the underlying policy;
• Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions.
These loans are fully collateralised by other securities; and
• Mortgage loans collateralised by property assets.

We use loan to value; interest and debt service cover; and diversity and quality of the tenant base metrics to internally monitor our exposures to mortgage loans. We use credit quality, based on dynamic market measures, and collateralisation rules to manage our stock lending activities. Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies.

(v) Credit concentration risk
The long-term and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations applicable in most markets and the Group credit policy and limits framework, which limit investments in individual assets and asset classes. Credit concentrations are monitored as part of the regular credit monitoring process and are reported to Group ALCO. With the exception of government bonds the largest aggregated counterparty exposure within shareholder assets (i.e. excluding potential exposures arising from reinsurance of unit linked funds) is approximately 1.6% of the total shareholder assets (gross of 'held for sale').

(vi) Reinsurance credit exposures
The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group ALM and Group Risk teams have an active monitoring role with escalation to the Chief Financial Officer (CFO), Chief Risk Officer (CRO), Group ALCO and the Board Risk Committee as appropriate.
      The Group's largest reinsurance counterparty is BlackRock Life Ltd (including subsidiaries) as a result of the BlackRock funds offered to UK Life customers via unit linked contracts. At 31 December 2014, the reinsurance asset recoverable, including debtor balances, from BlackRock Life Ltd was £2,048 million.

(vii) Securities finance
The Group has significant securities financing operations within the UK and smaller operations in some other businesses. The risks within this activity are mitigated by over-collateralisation and minimum counterparty credit quality requirements which are designed to minimise residual risk. The Group operates strict standards around counterparty quality, collateral management, margin calls and controls.

(viii) Derivative credit exposures
The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain foreign exchange trades where it has historically been the market norm not to collateralise). Residual exposures are captured within the Group's credit management framework.

(ix) Unit-linked business
In unit-linked business the policyholder bears the direct market risk and credit risk on investment assets in the unit funds and the shareholders' exposure to credit risk is limited to the extent of the income arising from asset management charges based on the value of assets in the fund.

B19 - Risk management continued
(x) Impairment of financial assets
The following table provides information regarding the carrying value of financial assets subject to impairment testing that have been impaired and the ageing of those assets that are past due but not impaired. The table excludes assets carried at fair value through profit or loss or 'held for sale'.

		Financial assets that are past due but not impaired
At 31 December 2014	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	1,021	-	-	-	-	-	1,021
Reinsurance assets	5,425	-	-	-	-	-	5,425
Other investments	1	-	-	-	-	4	5
Loans	4,286	2	2	-	-	75	4,365
Receivables and other financial assets	5,849	60	9	7	8	-	5,933

		Financial assets that are past due but not impaired
At 31 December 2013 Restated1	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	1,133	-	-	-	-	-	1,133
Reinsurance assets	5,172	-	-	-	-	-	5,172
Other investments	7	-	-	-	-	6	13
Loans	5,263	-	-	-	-	139	5,402
Receivables and other financial assets	7,350	56	26	18	22	4	7,476

1    Restated for the adoption of amendments to IAS32 'Financial Instruments - Presentation' - see note B2 for details. In addition, restated to exclude reinsurance assets measured at fair value through profit or loss.

Where assets have been classed as 'past due and impaired', an analysis is made of the risk of default and a decision is made whether to seek to mitigate the risk. There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(c) Market risk
Market risk is the risk of adverse financial impact resulting, directly or indirectly from fluctuations in interest rates, foreign currency exchange rates, equity and property prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders. We actively seek some market risks as part of our investment and product strategy. However, we have limited appetite for interest rate risk as we do not believe it is adequately rewarded.
      The management of market risk is undertaken at business unit and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Group ALM is responsible for monitoring and managing market risk at Group level and has established criteria for matching assets and liabilities to limit the impact of mismatches due to market movements.
      In addition, where the Group's long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders' risk and reward objectives. The Group writes unit-linked business in a number of its operations. The shareholders' exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.
     The most material types of market risk that the Group is exposed to are described below.

(i) Equity price risk
The Group is subject to equity price risk arising from changes in the market values of its equity securities portfolio.
      We continue to limit our direct equity exposure in line with our risk preferences. At a business unit level, investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.
      Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2014 the Group's shareholder funds held £2 billion notional of equity hedge put spreads, with up to 9 months to maturity with an average strike of 81-61% of the prevailing market levels on 31 December 2014.
      Sensitivity to changes in equity prices is given in section '(j) risk and capital management' below.

B19 - Risk management continued
(ii) Property price risk
The Group is subject to property price risk directly due to holdings of investment properties in a variety of locations worldwide and indirectly through investments in mortgages and mortgage backed securities. Investment in property is managed at business unit level, and is subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders.
      As at 31 December 2014, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.
      Sensitivity to changes in property prices is given in section '(j) risk and capital management' below.

(iii) Interest rate risk
Interest rate risk arises primarily from the Group's investments in long-term debt and fixed income securities and their movement relative to the value placed on the insurance liabilities. A number of policyholder product features have an influence on the Group's interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values.
      Exposure to interest rate risk is monitored through several measures that include duration, economic capital modelling, sensitivity testing and stress and scenario testing. The impact of exposure to sustained low interest rates is considered within our scenario testing.
      The Group typically manages interest rate risk by investing in fixed interest securities which closely match the interest rate sensitivity of the liabilities where this is available. Interest rate risk is also managed in some business units using a variety of derivative instruments, including futures, options, swaps, caps and floors.
      Sensitivity to changes in interest rates is given in section '(j) risk and capital management' below.

(iv) Inflation risk
Inflation risk arises primarily from the Group's exposure to general insurance claims inflation, to inflation linked benefits within the defined benefit staff pension schemes and within the UK annuity portfolio and to expense inflation. Increases in long-term inflation expectations are closely linked to long-term interest rates and so are frequently considered with interest rate risk. Exposure to inflation risk is monitored through economic capital modelling, sensitivity testing and stress and scenario testing. The Group typically manages inflation risk through its investment strategy and, in particular, by investing in inflation linked securities and through a variety of derivative instruments, including inflation linked swaps.

(v) Currency risk
The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either by unit-linked or with-profit contract liabilities or hedging.
      The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the Group's premium income arises in currencies other than sterling and the Group's net assets are denominated in a variety of currencies, of which the largest are euro, sterling and Canadian dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.
      Businesses aim to maintain sufficient assets in local currency to meet local currency liabilities, however movements may impact the value of the Group's consolidated shareholders' equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. These exposures are managed by aligning the deployment of regulatory capital by currency with the Group's regulatory capital requirements by currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

At 31 December 2014 and 2013, the Group's total equity deployment by currency including assets 'held for sale' was:

	Sterling £m	Euro £m	CAD$ £m	Other £m	Total £m
Capital 31 December 2014	8,050	2,392	1,016	818	12,276
Capital 31 December 2013	4,942	4,178	987	910	11,017

A 10% change in sterling to euro/Canada$ (CAD) period-end foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling / euro rate £m	10% decrease in sterling / euro rate £m	10% increase in sterling / CAD$ rate £m	10% decrease in sterling / CAD$ rate £m
Net assets at 31 December 2014	(78)	210	(96)	91
Net assets at 31 December 2013	(260)	360	(81)	99

A 10% change in sterling to euro/ Canada$ (CAD) average foreign exchange rates applied to translate foreign currency profits would have had the following impact on profit before tax, excluding 'discontinued operations'.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Impact on profit before tax 31 December 2014	(44)	(25)	(15)	20
Impact on profit before tax 31 December 2013 (restated)1	(3)	(1)	(8)	2
1    Restated to disclose the impact of a 10% change in the average exchange rate applied to translate foreign currency profits into sterling. In previous years, the sensitivity of profit before tax to changes in foreign exchange rates was calculated on the basis of a 10% change in the period-end exchange rate which was used to calculate the average exchange rate applied to translate foreign currency profits. We consider the change in basis of calculation better reflects the sensitivity of profit before tax to foreign currency risk.

B19 - Risk management continued
The balance sheet changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These balance sheet movements in exchange rates therefore have no impact on profit. Net asset and profit before tax figures are stated after taking account of the effect of currency hedging activities.

(vi) Derivatives risk
Derivatives are used by a number of the businesses. Activity is overseen by the Group ALM and Group Risk teams, which monitor exposure levels and approves large or complex transactions. Derivatives are primarily used for efficient investment management, risk hedging purposes, or to structure specific retail savings products.
      The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

(vii) Correlation risk
The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the internal economic capital model and in scenario analysis.

(d) Liquidity risk
Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard and through the development of its liquidity risk management plan. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. In addition to the existing liquid resources and expected inflows, the Group maintains significant undrawn committed borrowing facilities (£1,550 million) from a range of leading international banks to further mitigate this risk.

Maturity analyses
The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them.

(i) Analysis of maturity of insurance and investment contract liabilities
For non-linked insurance business, the following table shows the gross liability at 31 December 2014 and 2013 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.
      Almost all linked business and non-linked investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for these contracts. However, contractually, the total liability for linked business and non-linked investment contracts would be shown in the 'within 1 year' column below, and previously the total liability for linked business was shown in the 'within 1 year' column. Changes in durations between 2013 and 2014 reflect evolution of the portfolio, and changes to the models for projecting cash-flows. This table includes assets held for sale.

At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	85,723	7,980	25,318	32,534	19,891
Investment contracts - non-linked	55,634	3,311	10,852	23,919	17,552
Linked business	75,341	8,141	21,444	27,673	18,083
General insurance and health	13,993	6,014	5,400	2,115	464
Total contract liabilities	230,691	25,446	63,014	86,241	55,990

At 31 December 2013	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	81,458	7,900	25,223	29,620	18,715
Investment contracts - non-linked	60,111	2,098	10,422	17,594	29,997
Linked business	73,458	6,244	16,403	23,483	27,328
General insurance and health	14,534	6,350	5,591	2,197	396
Total contract liabilities	229,561	22,592	57,639	72,894	76,436

B19 - Risk management continued
(ii) Analysis of maturity of financial assets
The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise. This table excludes assets held for sale.

At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	131,661	19,097	37,404	75,006	154
Equity securities	35,619	-	-	-	35,619
Other investments	35,358	29,011	940	3,553	1,854
Loans	25,260	1,489	2,517	21,249	5
Cash and cash equivalents	23,105	23,105	-	-	-
	251,003	72,702	40,861	99,808	37,632

At 31 December 2013 Restated1	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	124,385	15,146	35,624	73,613	2
Equity securities	37,326	-	-	-	37,326
Other investments	32,316	28,227	812	1,382	1,895
Loans	23,879	2,029	3,909	17,920	21
Cash and cash equivalents	26,131	26,131	-	-	-
	244,037	71,533	40,345	92,915	39,244

1 Restated for the adoption of amendments to IAS 32 'Financial Instruments: Presentation' - see note B2 for details.

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the 'On demand or within 1 year' column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group's investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

(e) Life insurance risk
Life insurance risk in the Group arises through its exposure to mortality and morbidity risks and exposure to worse than anticipated operating experience on factors such as persistency levels, exercising of policyholder options and management and administration expenses. The Group chooses to take measured amounts of life insurance risk provided that the relevant business has the appropriate core skills to assess and price the risk and adequate returns are available.
      The underlying risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2014, although the current continued relatively low levels of interest rates have increased our sensitivity to longevity shocks compared to historical norms. Our economic exposure to longevity risk was reduced as a result of the Aviva Staff Pension Scheme entering into a longevity swap covering £5 billion of pensioner in payment scheme liabilities on 5 March 2014, while any significant reduction in individual annuity new business volumes as a result of the UK budget changes to compulsory annuitisation will also reduce our longevity risks exposure over the longer term to the extent not offset by increased bulk purchase annuity volumes. Despite this longevity risk remains the Group's most significant life insurance risk due to the Group's existing annuity portfolio. Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities. The Group has continued to write considerable volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to provide a significant diversification against other risks in the portfolio. Life insurance risks are modelled within the internal economic capital model and subject to sensitivity and stress and scenario testing. The assumption and management of life insurance risks is governed by the group-wide business standards covering underwriting, pricing, product design and management, in-force management, claims handling, and reinsurance. The individual life insurance risks are managed as follows:
• Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows businesses to select reinsurers, from those approved by the Group, based on local factors, but retains oversight of the overall exposures and monitor that the aggregation of risk ceded is within credit risk appetite.

• Longevity risk and internal experience analysis are monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and any associated capital implications. The Group has used reinsurance solutions to reduce the risks from longevity and continually monitors and evaluates emerging market solutions to mitigate this risk further.

• Persistency risk is managed at a business unit level through frequent monitoring of company experience, and benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve the retention of policies which may otherwise lapse. The Group has developed guidelines on persistency management.

• Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

B19 - Risk management continued
Embedded derivatives
The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units and exposes Aviva to changes in policyholder behaviour in the exercise of options as well as market risk.

Examples of each type of embedded derivative affecting the Group are:
• Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.
• Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.
• Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in the economic capital model and MCEV reporting and managed as part of the asset liability framework.

(f) General insurance risk
Types of risk
General insurance risk in the Group arises from:
• Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;
• Unexpected claims arising from a single source or cause;
• Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten; and
• Inadequate reinsurance protection or other risk transfer techniques.

Aviva has a preference for general insurance risk in measured amounts for explicit reward, in line with our core skills in underwriting and pricing. The majority of the general insurance business underwritten by the Group continues to be short tail in nature such as motor, household and commercial property insurances. The Group's underwriting strategy and appetite is communicated via specific policy statements, related business standards and guidelines. General insurance risk is managed primarily at business unit level with oversight at the Group level. Claims reserving is undertaken by local actuaries in the various general insurance businesses and is also subject to periodic external reviews. Reserving processes are further detailed in note B10 'insurance liabilities'.
      The vast majority of the Group's general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks
Significant insurance risks will be reported under the risk management framework. Additionally, the economic capital model is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements.
      Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The business units are assisted by the General Insurance Council which provides technical input for major decisions which fall outside individual delegated limits or escalations outside group risk preferences, group risk accumulation, concentration and profitability limits.

Reinsurance strategy
Significant reinsurance purchases are reviewed annually at both business unit and Group level to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. The basis of these purchases is underpinned by analysis of economic capital, earnings and capital volatility, cash flow and liquidity and the Group's franchise value.
      Detailed actuarial analysis is used to calculate the Group's extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we analyse the natural catastrophe exposure using external probabilistic catastrophe models widely used by the rest of the (re)insurance industry.      The Group cedes much of its worldwide catastrophe risk to third-party reinsurers. The total Group potential loss from its most concentrated catastrophe exposure peril (Northern Europe Windstorm) is approximately £150 million, for a one in ten year annual loss scenario, compared to approximately £260 million when measured on a one in a hundred year annual loss scenario.

(g) Asset management risk
Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. The risk profile is regularly monitored. Investment performance has remained strong over 2014 despite some positions being impacted by the volatility of global markets.
      A client relationship team is in place to manage client retention risk, while all new asset management products undergo a review and approval process at each stage of the product development process, including approvals from legal, compliance and risk functions. Investment performance against client objectives relative to agreed benchmarks is monitored as part of our investment performance and risk management process, and subject to further independent oversight and challenge by a specialist risk team, reporting directly to the Aviva Investors' CRO.

B19 - Risk management continued
(h) Operational risk
Operational risk is the risk of direct or indirect loss, arising from inadequate or failed internal processes, people and systems, or external events including changes in the regulatory environment. We have limited appetite for operational risk and aim to reduce these risks as far as is commercially sensible.
      Our business units are primarily responsible for identifying and managing operational risks within their businesses, within the group-wide operational risk framework including the risk and control self-assessment process. Businesses must be satisfied that all material risks falling outside our risk tolerances are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events, taking appropriate action to address actual control breakdowns and promote internal learning.

(i) Brand and reputation risk
We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or customers' expectations for the product change. We seek to reduce this risk to as low a level as commercially sensible.
      The FCA regularly considers whether we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.
      If we do not manage the perception of our brands and reputation successfully, it could cause existing customers or agents to withdraw from our business and potential customers or agents to choose not to do business with us.

(j) Risk and capital management
(i) Sensitivity test analysis
The Group uses a number of sensitivity tests to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on the Group's key financial performance metrics to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.
      For long-term business in particular, sensitivities of market consistent performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

(ii) Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.

(iii) General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques. These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

(iv) Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

B19 - Risk management continued

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (long-term insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-long-term insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business
Sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(75)	45	(60)	20	(20)	-	-	-
Total	(295)	145	(525)	(60)	(50)	(145)	(55)	(635)

2014 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(115)	80	(65)	20	(20)	-	-	-
Total	(335)	180	(530)	(60)	(50)	(145)	(55)	(635)

Sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Assets backing life shareholders' funds	(35)	55	(25)	40	(45)	-	-	-
Total	(255)	220	(510)	35	(65)	(135)	(65)	(490)

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Assets backing life shareholders' funds	(75)	100	(35)	45	(45)	-	-	-
Total	(295)	265	(520)	40	(65)	(135)	(65)	(490)

B19 - Risk management continued
Changes in sensitivities between 2014 and 2013 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities. Similarly a rise in interest rates has a negative impact. Mortality and expense sensitivities also relate primarily to the UK.

General insurance and health business sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	55	(55)	(105)	(280)

Net of reinsurance	(305)	295	(130)	55	(55)	(105)	(270)

2014 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	60	(60)	(20)	(280)

Net of reinsurance	(305)	295	(130)	60	(60)	(20)	(270)

Sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(110)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(110)	(285)

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest Rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(25)	(285)

For general insurance and health, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance business sensitivities as at 31 December 2014

2014 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

2014 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

Sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest Rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

B19 - Risk management continued
Limitations of sensitivity analysis
The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

B20 - Direct capital instruments and fixed rate tier 1 notes

Notional amount	2014 £m	2013 £m
Issued November 2004
5.9021% £500 million direct capital instrument	500	500
4.7291% €700 million direct capital instrument	-	490
	500	990
Issued May 2012
8.25% US $650 million fixed rate tier 1 notes	392	392
	892	1,382

The euro and sterling direct capital instruments (the DCIs) were issued on 25 November 2004 and qualify as Innovative Tier 1 capital, as defined by the PRA in GENPRU Annex 1 'Capital Resources'. On 28 November 2014 the Company exercised its option to redeem the euro DCI on its first redemption date. The remaining sterling DCI has no fixed redemption date but the Company may, at its sole option, redeem all (but not part) of the principal amount on 27 July 2020, at which date the interest rate changes to a variable rate, or on any respective coupon payment date thereafter. The sterling DCI variable rate will be the six month sterling deposit rate plus margin.
      The fixed rate tier 1 notes (the FxdRNs) were issued on 3 May 2012 and also qualify as Innovative Tier 1 capital. The FxdRNs are perpetual but are subject to a mandatory exchange into non-cumulative preference shares in the Company after 99 years. The Company may, at its sole option, redeem all (but not part) of the FxdRNs at their principal amounts on 3 November 2017, or on any respective coupon payment date thereafter.
      On the occurrence of a Capital Disqualification Event as defined in the terms and conditions of the issue for both the DCI and FxdRNs, the Company may at its sole option substitute at any time not less than all of the DCI or FxdRNs for, or vary the terms of the DCI so that they become, Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities.
      In addition, on the occurrence of a Substitution Event as defined in the terms and conditions of the issue for the DCI, the Company may at its sole option substitute not less than all of the DCI for fully paid non-cumulative preference shares in the Company. These preference shares can only be redeemed on 27 July 2020, or on any dividend payment date thereafter. For the FxdRNs, having given the required notice, the Company has the right to substitute not less than all of the notes for fully paid non-cumulative preference shares at any time. These preference shares can only be redeemed on 3 November 2017, or on any dividend payment date thereafter. The Company has the right to choose whether or not to pay any dividend on the new shares, and any such dividend payment will be non-cumulative.

B20 - Direct capital instruments and fixed rate tier 1 notes continued
The Company has the option to defer coupon payments on the DCI or FxdRNs on any relevant payment date.
      In relation to the DCI, deferred coupons shall be satisfied only in the following circumstances, all of which occur at the sole option of the Company:
• Redemption; or
• Substitution by, or variation so they become, alternative Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities; or
• Substitution by preference shares.

In relation to the FxdRNs, deferred coupons may be satisfied at any time, at the sole option of the Company. The Company is required to satisfy deferred coupons on the FxdRNs only in the following circumstances:
• Redemption; or
• Substitution by preference shares.

No interest will accrue on any deferred coupon. Deferred coupons will be satisfied by the issue and sale of ordinary shares in the Company at their prevailing market value, to a sum as near as practicable to (and at least equal to) the relevant deferred coupons. In the event of any coupon deferral, the Company will not declare or pay any dividend on its ordinary or preference share capital.
      These instruments have been treated as equity.

B21 - Contingent liabilities and other risk factors

This note sets out the main areas of uncertainty over the calculation of our liabilities.

(a) Uncertainty over claims provisions
Note B10 gives details of the estimation techniques used by the Group to determine the general insurance business outstanding claims provisions and of the methodology and assumptions used in determining the long-term business provisions. These approaches are designed to allow for the appropriate cost of policy-related liabilities, with a degree of prudence, to give a result within the normal range of outcomes. However, the actual cost of settling these liabilities may differ, for example because experience may be worse than that assumed, or future general insurance business claims inflation may differ from that expected, and hence there is uncertainty in respect of these liabilities.

(b) Asbestos, pollution and social environmental hazards
In the course of conducting insurance business, various companies within the Group receive general insurance liability claims, and become involved in actual or threatened related litigation arising there from, including claims in respect of pollution and other environmental hazards. Amongst these are claims in respect of asbestos production and handling in various jurisdictions, including Europe, Canada and Australia. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents which they cover and the uncertainties associated with establishing liability and the availability of reinsurance, the ultimate cost cannot be determined with certainty. However, on the basis of current information having regard to the level of provisions made for general insurance claims, the directors consider that any additional costs arising are not likely to have a material impact on the financial position of the Group.

(c) Guarantees on long-term savings products
As a normal part of their operating activities, various Group companies have given guarantees and options, including interest rate guarantees, in respect of certain long-term insurance and investment products. In providing these guarantees and options, the Group's capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, property values and equity prices. Interest rate guaranteed returns, such as those available on guaranteed annuity options, are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made. The directors continue to believe that the existing provisions for such guarantees and options are sufficient.

(d) Regulatory compliance
The Group's insurance and investment business is subject to local regulation in each of the countries in which it operates. A number of the Group's UK subsidiaries are "dual regulated" (directly authorised by both the PRA (for prudential regulation) and the FCA (for conduct regulation) whilst others are solo regulated (regulated solely by the FCA for both prudential and conduct regulation). Between them, the PRA and FCA have broad powers including the authority to grant, vary the terms of, or cancel a regulated firm's authorisation; to investigate marketing and sales practices; and to require the maintenance of adequate financial resources. The Group's regulators outside the UK typically have similar powers, but in some cases they also operate a system of 'prior product approval'.
      The Group's regulated businesses have compliance resources to respond to regulatory enquiries in a constructive way, and take corrective action when warranted. However, all regulated financial services companies face the risk that their regulator could find that they have failed to comply with applicable regulations or have not undertaken corrective action as required.
      The impact of any such finding (whether in the UK or overseas) could have a negative impact on the Group's reported results or on its relations with current and potential customers. Regulatory action against a member of the Group could result in adverse publicity for, or negative perceptions regarding, the Group, or could have a material adverse effect on the business of the Group, its results of operations and/or financial condition and divert management's attention from the day-to-day management of the business.

B21 - Contingent liabilities and other risk factors

(e) Structured settlements
The Company has purchased annuities from licensed Canadian life insurers to provide for fixed and recurring payments to claimants.  As a result of these arrangements, the Company is exposed to credit risk to the extent that any of the life insurers fail to fulfill their obligations.  The Company's maximum exposure to credit risk for these types of arrangements is approximately $1,224 million as at 31 December 2014 (2013: $1,119 million).  Credit risk is managed by acquiring annuities from a diverse portfolio of life insurers with proven financial stability. This risk is reduced to the extent of coverage provided by Assuris, the life insurance industry compensation plan. As at 31 December 2014, no information has come to the Company's attention that would suggest any weakness or failure in life insurers from which it has purchased annuities and consequently no provision for credit risk is required.

(f) Other
In the course of conducting insurance and investment business, various Group companies receive liability claims, and become involved in actual or threatened related litigation. In the opinion of the directors, adequate provisions have been established for such claims and no material loss will arise in this respect.
      In addition, in line with standard business practice, various Group companies have given guarantees, indemnities and warranties in connection with disposals in recent years of subsidiaries and associates to parties outside the Aviva Group. In the opinion of the directors, no material loss will arise in respect of these guarantees, indemnities and warranties.
      There are a number of charges registered over the assets of Group companies in favour of other Group companies or third parties. In addition, certain of the Company's assets are charged in favour of certain of its subsidiaries as security for intra-Group loans.
      The Group's insurance subsidiaries pay contributions to levy schemes in several countries in which we operate. Given the economic environment, there is a heightened risk that the levy contributions will need to be increased to protect policyholders if an insurance company falls into financial difficulties. The directors continue to monitor the situation but are not aware of any need to increase provisions at the statement of financial position date.

B22 - Subsequent events

In February 2015, Aviva Investors reached a settlement with the FCA for certain systems and controls failings that happened between August 2005 to June 2013 and agreed to pay a fine of £17.6 million. The impact of this has been fully provided for within the FY14 result.
      On 25 February 2015, Crédit du Nord, the Group's partner in Antarius S.A. ("Antarius"), exercised its call option to purchase Aviva France's 50% share of Antarius. In accordance with the shareholders agreement, the exercise of the call option starts a period of approximately two years to complete the disposal. In accordance with IFRS 5, the subsidiary will be classified as Held for Sale from the date when the transaction is expected to complete within 12 months.

End of part 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 5 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary